# 2004 ANNUAL REPORT



ARS
P.E. 12/31/04



## POWERING THE FUTURE


WG
LITHIUM BATTERY
MODEL 702
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# WILSON GREATBATCH TECHNOLOGIES, INC.

# Corporate Leadership

BOARD OF DIRECTORS:

**Edward F. Voboril,** Chairman of the Board,
President and Chief Executive Officer,
Wilson Greatbatch Technologies, Inc.

**Pamela G. Bailey,** Director
President and Chief Executive Officer,
CTFA

**Joseph A. Miller, Jr.**
Executive Vice President and
Chief Technology Officer,
Corning, Inc.

**Bill R. Sanford,** Presiding Director
Chairman,
SYMARK LLC

**Peter H. Soderberg,** Director
President and Chief Executive Officer,
Welch Allyn, Inc.

**Thomas S. Summer**
Executive Vice President and
Chief Financial Officer,
Constellation Brands, Inc.

**William B. Summers, Jr.,** Director
Chairman,
McDonald Investments, Inc.

**John P. Wareham**
Retired Chairman and Chief Executive Officer,
Beckman Coulter, Inc.

CORPORATE LEADERSHIP:

**Edward F. Voboril,** Chairman of the Board,
President and Chief Executive Officer

**Lawrence P. Reinhold**
Executive Vice President and
Chief Financial Officer

**Thomas J. Hook**
Executive Vice President and
Chief Operating Officer

**Larry T. DeAngelo**
Senior Vice President, Administration and
Secretary

AUDIT COMMITTEE:

Thomas S. Summer (Chair)
William B. Summers, Jr.
John P. Wareham

COMPENSATION AND
ORGANIZATION COMMITTEE:

William B. Summers, Jr. (Chair)
Peter H. Soderberg
Thomas S. Summer

CORPORATE GOVERNANCE
AND NOMINATING COMMITTEE:

Peter H. Soderberg (Chair)
Pamela G. Bailey
Joseph A. Miller
Bill R. Sanford

SCIENCE AND TECHNOLOGY
DEVELOPMENT COMMITTEE:

Joseph A. Miller (Chair)
Pamela G. Bailey
John P. Wareham

Wilson Greatbatch Technologies, Inc. is a leading developer and manufacturer of critical components used implantable medical devices and other technically demanding applications. Principal medical products include batteries, capacitors, EMI (electro-magnetic interference) filtered feedthroughs, molded connector assemblies, coated electrode products and device enclosures which represent 86% of our total annual sales. Remaining sales are from non-medical power sources which include specialty batteries primarily for oil and gas exploration, extraction and inspection, oceanographic survey and military applications.

# TABLE OF CONTENTS

# FINANCIAL HIGHLIGHTS

(in thousands, except per share data)

| Fiscal Year | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **OPERATIONS** | | | | | |
| Sales | $ 200,119 | $ 216,365 | $ 167,296 | $ 135,575 | $ 97,790 |
| Gross profit | 80,722 | 89,828 | 70,898 | 60,859 | 42,344 |
| Operating income | 26,940 | 38,200 | 25,906 | 22,252 | 14,400 |
| Net income (loss) | 16,257 | 23,288 | 14,361 | 8,597 | (548) |
| Diluted net earnings (loss) per common share | 0.75 | 1.05 | 0.68 | 0.43 | (0.04) |
| Diluted weighted average shares outstanding | 25,759 | 24,026 | 21,227 | 19,945 | 14,434 |
| **CASH FLOW AND BALANCE SHEET** | | | | | |
| Cash flow from operations | $ 45,166 | $ 54,801 | $ 27,810 | $ 21,455 | $ 18,160 |
| Working capital | 134,399 | 170,455 | 40,204 | 61,596 | 15,079 |
| Total assets | 479,938 | 438,243 | 312,251 | 283,520 | 181,647 |
| Total debt | 171,652 | 171,778 | 85,000 | 74,005 | 33,968 |
| Total liabilities | 223,761 | 202,903 | 105,388 | 94,676 | 45,813 |
| Total stockholder's equity | 256,177 | 235,340 | 206,863 | 188,844 | 135,834 |
| **RATIO ANALYSIS AND OTHER** | | | | | |
| Debt, net of cash, to total capitalization | 19% | 10% | 28% | 12% | 20% |
| Current ratio | 5.79 | 8.13 | 2.42 | 2.85 | 2.01 |
| Inventory turns | 3.7 | 4.0 | 3.0 | 3.5 | 4.1 |
| Number of employees | 1,225 | 1,431 | 1,378 | 1,153 | 837 |

I am once again pleased to be talking with you about Wilson Greatbatch Technologies and our performance in 2004. From a share price perspective, 2004 ended disappointingly. In many other significant respects, however, the year was an unprecedented success.



Before moving on to the encouraging chapters of this year's story, I would first like to address realistically and candidly our short falls. At the end of 2003 and the beginning of 2004 we gathered the relevant data and information on which to base our business forecast. Much of what constitutes the bulk of the forecasting process relates to communications with customers as well as our knowledge of historic and current industry trends. The forecasting process is inexact with some significant factors either unknown to

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us or out of our control. This was certainly the case in 2004 when the decision and sudden actions of a significant customer adversely affected our sales and earnings. While a few isolated incidents did affect the 2004 results, it is also true that there were other more systemic contributing factors. Concentration of risk with relatively few customers serving vertical markets, increased competition and price pressures all played a role and these factors are expected to continue into the future. This overview will detail our reactions to all of these influences and provide a summary of how we are addressing each one of these contributing factors.

**Concentration of Risk** – We will be launching new products in 2005, and will also be providing important new services to expand our business with existing customers. We are also nurturing opportunities to work with a new customer on development programs for components for totally new interventional cardiac rhythm therapies. We are also bolstering our efforts at Electrochem, our commercial battery business which serves an entirely different customer base.

INCREASED COMPETITION - We have been the premier independent supplier of CRM device power in the form of batteries and capacitors. We have expanded that business to also include components that make up the majority of those found in a typical pacemaker or defibrillator. Device feedthrough components, EMI filters, hybrid molded header assemblies and enclosures are all part of our product line. Our current product portfolio offers leading technology in power sources and tantalum capacitors, and provides the opportunity for "bundling" these products with our new assembly capabilities to provide "single source solutions."



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PRICE PRESSURES - Technology leadership in a vacuum will not ensure success. Technology, no matter how advanced, must be priced to present the best value package to the customer. To that end, we continue to implement sweeping changes in our facilities and processes. The execution of our Pre-Production Quality Assurance process ("PPQA"), with defined stage gates driven by strict adherence to Six-Sigma™ criteria, will speed the new product development process and add significant efficiencies to mature product production. Six-Sigma is a quality methodology for eliminating defects in any process. The fundamental objective of the Six-Sigma methodology is the implementation of a measurement-based strategy that focuses on process improvement and variation reduction. Along with these initiatives, we are excited to be commissioning two new manufacturing facilities that will provide enhanced capability for cost reduction. As part of our continuing efforts to improve our cost structure and manufacturing efficiencies, we will be undertaking two consolidation efforts in 2005. The first will be the consolidation of our capacitor and medical battery manufacturing operations into our newly constructed advanced power source manufacturing facility in Alden, NY. Also, we will be consolidating the work conducted at our Carson City, NV plant into the newly constructed Tijuana, Mexico value-added assembly facility. We believe we will then be well positioned to offer "best value" pricing to the market.



**Foundation For The Future** - It is important to recognize that these processes and initiatives were started over the past few years as part of our broader strategic plan. They are the drivers at the very core of our strategy, which is to be the supplier of the

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highest quality, most technologically advanced and cost effective solutions for the industries we serve. This will certainly raise the expectations of a vital and growing industry and at the same time raise the bar for our competition.


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In the near term however, in reaction to the unexpected reduction in sales during 2004, we began the difficult process of reducing our workforce to align our costs with our anticipated revenue for the year. It is vital to understand that this realignment was totally motivated and implemented after careful consideration on how to best achieve our already established near and long-term strategic goals. The flip side to the disappointing news is confirmation that the vast majority of our customers not only met, but actually exceeded our internal projections for sales growth in 2004.

In 2004 (and continuing into 2005), we witnessed an unprecedented flow of new products through the pipeline. One near-term catalyst for growth is the introduction of our Q-Series medical batteries. Initially they will be available in two configurations – $Q_{HR}$ (High Rate) and $Q_{MR}$ (Medium Rate). These batteries hold the promise of unparalleled performance in a wide range of implantable device and neurostimulation applications and allow our customers to incorporate advanced power-hungry features into these devices. While companies typically announce new products that have modest improvements in form and/or function regularly, the Q-Series firmly establishes a new industry standard. It delivers advanced performance criteria to an industry that historically embraces new products. We believe the Q-Series will represent a major breakthrough by combining a smaller size with greater energy density (more power).



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New products, as well as enhancements to existing products, were a big part of our story in 2004, and will continue to gain momentum and have positive impact in 2005 and beyond. In addition, 2004 was witness to still another watershed event that marks a unique achievement in our corporate history. In 2004 we entered into an agreement with Medtronic to provide device sub-assembly services. It allows us to add value beyond our traditional role as a provider of discrete components, while providing opportunities for cross-selling and "bundling" products and services. While at present we are working with Medtronic in this arena and are focused on CRM and neurostimulator assemblies, we feel confident in, and are aggressively pursuing, our options for similar agreements with other customers and products.

Our work with nanotechnology driven products demonstrates real potential for generating still more "milestone products" serving the CRM device market. The investment WGT made in acquiring proprietary nanotechnology in 2004 is expected to provide a springboard for the next major design / manufacturing / performance revolution in batteries and related products. As the word implies, "nano" unlocks the promise of smaller size, but just as significant, it offers potential for enhanced product performance and manufacturability. Additionally, nano applications are not limited to batteries.



At the same time that WGT continues its legacy of significant new product development and introductions, we look forward to providing our customers with increased value through better performance combined with lower cost. This winning strategy has been advanced through construction of new, highly automated

## POWERING THE FUTURE



manufacturing facilities both domestically as well as in Tijuana, Mexico. These advanced facilities hold the promise of delivering increased services and a high quality / high performance product at a lower cost to the customer. This truly envisions our approach to "powering the future".

While we were seeing many innovations on the medical side, our non-medical power solutions business, selling under the Electrochem brand, was an additional positive influence, with performance that surpassed our projections going into 2004. This segment provides batteries and battery packs to industries as diverse as oil and natural gas resource development, seismic survey, oceanography and specialized aerospace applications. We will be expanding this business with rechargeable battery technology and leveraging low cost battery pack assembly capabilities using our Mexico facility.

Looking back, 2004 was a challenging year but at the same time it proved to be a good year in regards to capitalizing on unique opportunities and launching new products. As we further expand our Six-Sigma "design for manufacture" program, and fully realize the impact of our Oracle information system, we are confident this new product pipeline will not only continue, but will also become even more efficient. Be confident that our management teams and our associates are at work every day to assure we deliver to the industry, and our investors, the excellent performance which has defined our company.



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Direction, focus, capability and confidence continue to drive us ahead. The direction of our strategic plan has not changed or faltered, our focus on achieving our goals is clear and resolute, our capabilities continue to be refined and expanded. We have the confidence to succeed, born of these initiatives, our history and your continued trust. This history, in 2005, celebrates its 35th anniversary. This milestone marks more than three decades of advancement on all fronts – with a technology, reliability and safety legacy unprecedented in our industry. This is our contribution to powering the future.

Edward F. Voboril

Edward F. Voboril

Chairman, President and CEO

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2004

Commission File Number 1-16137

WILSON GREATBATCH TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware
(State of incorporation)

16-1531026
(I.R.S. employer identification no.)

9645 Wehrle Drive
Clarence, New York
14031
(Address of principal executive offices)

(716) 759-5600
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

| Title of Each Class: | Name of Each Exchange on Which Registered: |
|---|---|
| Common Stock, Par Value $.001 Per Share | New York Stock Exchange |
| Preferred Stock Purchase Rights | New York Stock Exchange |

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [X] No [ ]

Aggregate market value of common stock of Wilson Greatbatch Technologies, Inc. held by nonaffiliates as of July 2, 2004, based on the last sale price of $27.13, as reported on the New York Stock Exchange: $580.0 million. Solely for the purpose of this calculation, shares held by directors and officers and 10 percent shareholders of the Registrant have been excluded, Such exclusion should not be deemed a determination by or an admission by the Registrant that these individuals are, in fact, affiliates of the Registrant.

Shares of common stock outstanding on March 11, 2005: 21,564,618

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the company's definitive Proxy Statement for its 2004 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

## PART I

## ITEM 1. BUSINESS

### OVERVIEW

—We are a leading developer and manufacturer of batteries, capacitors, feedthroughs, enclosures, and other components used in implantable medical devices ("IMDs") through our Implantable Medical Components ("IMC") business. We offer technologically advanced, highly reliable and long lasting products for IMDs and enable our customers to introduce IMDs that are progressively smaller, longer lasting, more efficient and more functional. We also leverage our core competencies in technology and manufacturing through our Electrochem Power Solutions ("EPS") business to develop and produce batteries and battery packs for commercial applications that demand high performance and reliability, including oil and gas exploration, oceanographic equipment and aerospace. We believe that our proprietary technology, close customer relationships, multiple product offerings, market leadership and dedication to quality provide us with competitive advantages and create a barrier to entry for potential market entrants.

—We plan on expanding our business into value-added assembly of products that incorporate components. With this in mind, we designed and built a state of the art manufacturing facility in Tijuana Mexico, incorporating two class 100,000 clean rooms, 90,000 square feet of manufacturing space, engineering, metrology and quality laboratories, and led by a management team with diverse medical device and contract manufacturing backgrounds. We will be starting operations in the 2nd quarter of 2005.

—Our company was incorporated in 1997 and since that time has completed the following acquisitions:

| Acquisition date | Acquired company | Business at time of acquisition |
|---|---|---|
| July 10, 1997 | Wilson Greatbatch Ltd. ("WGL") | Founded in 1970, the company designed and manufactured batteries for IMDs and commercial applications including oil and gas, aerospace, and oceanographic. |
| August 7, 1998 | Hittman Materials and Medical Components, Inc. ("Hittman") | Founded in 1962, the company designed and manufactured ceramic and glass feedthroughs and specialized porous coatings for electrodes used in IMDs. |
| August 4, 2000 | Battery Engineering, Inc. ("BEI") | Founded in 1983, the company designed and manufactured high-energy density batteries for industrial, commercial, military and medical applications. |
| June 18, 2001 | Sierra-KD Components division of Maxwell Technologies, Inc. ("Sierra") | Founded in 1986, the company designed and manufactured ceramic electromagnetic filtering capacitors and integrated them with wire feedthroughs for use in IMDs. Sierra also designed and manufactured ceramic capacitors for military, aerospace and commercial applications. |
| July 9, 2002 | Globe Tool and Manufacturing Company, Inc. ("Globe") | Founded in 1954, the company designed and manufactured precision enclosures used in IMDs and commercial products used within the aerospace, electronic, and automotive sectors. |
| March 16, 2004 | NanoGram Devices Corporation ("NanoGram") | Founded in 1996, the company utilized their laser-based nanomaterials synthesis technology to develop nanoscale materials for battery and medical device applications. |

**SEGMENT INFORMATION**

—Segment information including sales from external customers, profit or loss, and assets by segment as well as sales from external customers and long-lived assets by geographic area are incorporated by reference to Note 17 – Business Segment Information of the Notes to Consolidated Financial Statements.

**IMPLANTABLE MEDICAL DEVICES**

—An IMD is an instrument that is surgically inserted into the body to provide diagnosis or therapy. One sector of the IMD market is cardiac rhythm management ("CRM"), which is comprised of devices such as implantable pacemakers, cardioverter defibrillators ("ICDs"), cardiac resynchronization therapy ("CRT") devices, and cardiac resynchronization therapy with backup defibrillation devices ("CRT-D").

—Another sector of the IMD market is neurostimulation ("Neuro"), which is comprised of pacemaker-type devices that stimulate various nerves for the treatment of various conditions. Beyond pain control, nerve stimulation for the treatment of movement disabilities such as Parkinson's disease, epilepsy, migraines, obesity and depression has shown promising results.

—The following table sets forth the main categories of battery-powered IMDs and the principal illness or symptom treated by each device:

| Device | Principal Illness or Symptom |
|---|---|
| Pacemakers | Abnormally slow heartbeat (Bradycardia) |
| ICDs | Rapid and irregular heartbeat (Tachycardia) |
| CRT/CRT-Ds | Congestive heart failure |
| Neurostimulators | Chronic pain, movement disabilities, epilepsy, obesity or depression. |
| Left ventricular assist devices (LVADs) | Heart failure |
| Drug pumps | Diabetes or chronic pain |

—CRM and Neuro markets are expected to experience double-digit growth for the next three to five years. Increased demand is being driven by the following factors:

- Advances in medical technology – new therapies will allow physicians to use IMDs to treat a wider range of heart diseases.
- New, more sophisticated implantable devices – device manufacturers are developing new CRM devices and adding new features to existing products.
- New indications for CRM devices – the patient groups that are eligible for CRM devices has increased. Insurance guidelines may allow device reimbursements for these expanding patient populations.
- Expansion of Neurostimulator applications – therapies expected to expand as new therapeutic applications for pulse generators are identified.
- An aging population – the number of people in the United States that are over age 65 is expected to double in the next 30 years.
- New indications for other devices – there is an increased use of recently developed IMDs.
- New performance requirements – government regulators are increasingly requiring that IMDs be protected from EMI interference.
- Global markets – increased market penetration worldwide.

**COMMERCIAL BATTERY INDUSTRY**

—Commercial batteries are used in demanding applications such as oil and gas exploration and production, oceanographic, and aerospace. High performance batteries and battery packs are used in drilling tools, pipeline inspection systems, lightning detectors and seismic applications in the oil and gas markets.

—High quality, reliable products that can deliver increased performance in severe environments are the drivers for demand in the commercial battery industry. It is expected that applications in new technologies used for reworking existing wells will increase. Natural gas exploration is increasing at a rapid pace as natural gas powered power plants increase in number. Pipeline inspection gauge usage is increasing due to new US legislation. Military and aerospace trends show increasing demand for reliable power sources, including rechargeable cells.

## PRODUCTS

The following table provides information about our principal products:

**IMPLANTABLE MEDICAL COMPONENTS:**

The following implantable medical products are used in IMDs unless otherwise noted.

| PRODUCT | DESCRIPTION | PRINCIPAL PRODUCT ATTRIBUTES |
|---|---|---|
| Batteries | Power sources include:<br>• Lithium Iodine ("Li Iodine")<br>• Lithium silver vanadium oxide ("Li SVO")<br>• Lithium carbon monoflouride ("Li CFx")<br>• Lithium ion rechargeable ("Li Ion")<br>• Lithium SVO/CFx ("$Q_{HR}$" & "$Q_{MR}$") | High reliability and predictability<br>Long service life<br>Customized configuration<br>Light weight<br>Compact and less intrusive |
| Capacitors | Storage for energy generated by a battery before delivery to the heart. Used in ICDs and CRT-Ds. | Stores more energy per unit volume (energy density) than other existing technologies<br>Customized configuration |
| EMI Filters | Filters electromagnetic interference to limit undesirable response, malfunctioning or degradation in the performance of electronic equipment | High reliability attenuation of EMI RF over wide frequency ranges<br>Customized design |
| Feedthroughs | Allow electrical signals to be brought from inside hermetically sealed IMD to an electrode | Ceramic to metal seal is substantially more durable than traditional seals<br>Multifunctional |
| Coated electrodes | Deliver electric signal from the feedthrough to a body part undergoing stimulation | High quality coated surface<br>Flexible in utilizing any combination of biocompatible coating surfaces<br>Customized offering of surfaces and tips |
| Precision components | • Machined<br>• Molded and over molded products | High level of manufacturing precision<br>Broad manufacturing flexibility |
| Enclosures and related components | • Titanium<br>• Stainless steel | Precision manufacturing, flexibility in configurations and materials. |
| Value-add assemblies | Combination of multiple components in a single package/unit | Leveraging products and capabilities to provide subassemblies and assemblies<br>Provides synergies in component technology and procurement systems |

**ELECTROCHEM POWER SOLUTIONS:**

The following commercial products are used in oil and gas exploration, military and oceanographic equipment

| PRODUCT | DESCRIPTION | PRINCIPAL PRODUCT ATTRIBUTES |
|---|---|---|
| Batteries | • Mid-rate<br>• Spiral (high rate) | Long-life dependability<br>High energy density |
| Battery packs | Bundling of commercial batteries in a customer specific configuration | Increased power capabilities and ease of integration into customer applications. |

## RESEARCH AND DEVELOPMENT

—Our position as a leading developer and manufacturer of components for IMDs and commercial batteries is largely the result of our long history of technological innovation. We invest substantial resources in research, development and engineering. Our scientists, engineers and technicians focus on improving existing products, expanding the use of our products and developing new products. In addition to our internal technology and product development efforts, we at times engage outside research institutions for special projects.

## PATENTS AND PROPRIETARY TECHNOLOGY

—We rely on a combination of patents, licenses, trade secrets and know-how to establish and protect our proprietary rights to our technologies and products. As of December 31, 2004, we have 246 active U.S. patents and 67 active foreign patents. We also have 129 U.S. and 329 foreign pending patent applications at various stages of approval. During the past three years, we have received 113 new U.S. patents, of which 43 were received in 2004. Corresponding foreign patents have been issued or are expected to be issued in the near future. Often, several patents covering various aspects of the design protect a single product. We believe this provides broad protection of the inventions employed.

—Our active battery patents relate to process improvements and modifications to the original technology that was developed either by our Company, or others.

—As part of the NanoGram acquisition, we purchased 5 patents and the license agreements for 28 others. This gives us access to a proprietary laser pyrolysis system for producing nano-sized particles that will be used in our products and manufacturing processes. In the near future, we intend to incorporate nano-cathode materials into selected models of our next generation implantable power sources. We also expect this innovative technology to have broad applications to development work across other product offerings including capacitor materials and implantable coatings.

—In addition, we are also a party to several license agreements with third parties pursuant to which we have obtained, on varying terms, the exclusive or non-exclusive rights to patents held by them. One of these agreements is for the basic technology used in our wet tantalum capacitors that we license from Evans Capacitor Company. We have also granted rights in our own patents to others under license agreements.

—It is our policy to require our executive and technical employees, consultants and other parties to execute confidentiality agreements. These agreements prohibit disclosure of confidential information to third parties except in specified circumstances. In the case of employees and consultants, the agreements generally provide that all confidential information relating to our business is the exclusive property of our company.

## MANUFACTURING AND QUALITY CONTROL

—We primarily manufacture small lot sizes, as most customer orders range from a few hundred to thousands of units. As a result, our ability to remain flexible is an important factor in maintaining high levels of productivity. Each of our production teams receives assistance from a manufacturing support team, which typically consists of representatives from our quality control, engineering, manufacturing, materials and procurement departments.

—Our quality system is based upon an ISO documentation system and is driven by a master validation plan that requires rigorous testing and validation of all new processes or process changes that directly impact our products. All of our existing manufacturing plants are ISO 9001-2000 registered, which requires compliance with regulations regarding quality systems of product design (where applicable), supplier control, manufacturing processes and management review. This certification can only be achieved after completion of an audit conducted by an independent authority. Our existing manufacturing plants are audited by the National Standards Authority of Ireland, an independent auditing firm and notified body that specializes in evaluating quality standards. To maintain certification, all facilities must be re-examined routinely by our certifying body.

### SALES AND MARKETING

—Products from our IMC business are sold directly to our customers. In our EPS business, we utilize a combination of direct and indirect sales methods, depending on the particular product. In 2004, approximately 65% of our products were sold in the United States. Information regarding our sales by geographic area is set forth at Note 17 of the Notes to the Consolidated Financial Statements.

—The majority of our medical customers contract with us to develop custom components and assemblies to fit their specific product specifications. As a result, we have established close working relationships between our internal program managers and our customers. We market our products and technologies at industry meetings and trade shows domestically and internationally, including Heart Rhythm Society's Annual Scientific Sessions, CardioStim, and the American Society for Artificial Internal Organs.

—Internal sales managers support all activity, and involve engineers and technology professionals in the sales process to address customer requests appropriately.

—We sell our commercial batteries and battery packs either directly to the end user, directly to manufacturers that incorporate our products into other devices for resale, or to distributors who sell our products to manufacturers and end users. Our sales managers are trained to assist our customers in selecting appropriate battery chemistries and configurations. We market our EPS products at various technical trade meetings. We also place print advertisements in relevant trade publications.

—Firm backlog orders at December 31, 2004 and 2003, were $89.5 million and $40.4 million, respectively. Most of these orders are expected to be shipped within one year.

### CUSTOMERS

—Our medical customers include leading IMD manufacturers such as Guidant, St. Jude Medical, Medtronic, Biotronik, Cyberonics and the Sorin Group ("Sorin / ELA"). In 2004, Guidant, St. Jude Medical, and Medtronic collectively accounted for approximately 70% of our total sales. The nature and extent of our selling relationships with each CRM customer are different in terms of breadth of component products purchased, purchased product volumes, length of contractual commitment, ordering patterns, inventory management and selling prices.

—Our EPS customers are primarily companies involved in oil and gas exploration, military, oceanography and aerospace, including Halliburton, Computalog, PII and Pathfinder.

—We have entered into a supply agreement with Guidant pursuant to which Guidant purchases batteries from us for use in its IMDs. The agreement secures pricing and volumes for Li Iodine batteries, and establishes pricing at defined volume levels for Li SVO and CFx batteries. A contract amendment effective August 16, 2004 adds $Q_{HR}$ Frontier Cell pricing to the original agreement. The contract period for the agreement is April 1, 2003 to December 31, 2006 and can be renewed for additional one-year periods upon mutual agreement.

—We entered into an agreement with Guidant during December 2004 pursuant to which Guidant will purchase a minimum quantity of wet tantalum capacitors at prices specified in the agreement during 2005. The period of the agreement is January 1, 2005 to December 31, 2005.

—We have entered into a supply agreement with St. Jude Medical pursuant to which St. Jude Medical purchases batteries, wet tantalum capacitors, filtered feedthroughs, molded components and enclosures under specified price and volume terms. A contract amendment effective January 1, 2005 extended the contract term to December 31, 2008 and added $Q_{HR}$ high rate, $Q_{MR}$ medium rate, and Nano battery technologies to the Agreement.

—We have entered into a supply agreement with Medtronic pursuant to which Medtronic will purchase implantable device shield sub-assemblies and other products under specified price and volume terms. The contract term is seven years, commencing August 2, 2004 and ending August 2, 2011.

### SUPPLIERS AND RAW MATERIALS

—We purchase certain critical raw materials from a limited number of suppliers due to the technically challenging requirements of the supplied product and/or the lengthy process required to qualify these materials with our customers. We cannot quickly establish additional or replacement suppliers for these materials because of these requirements. In the past, we have not experienced any significant interruptions or delays in obtaining these raw materials. We maintain minimum safety stock levels of critical raw materials.

—For other raw material purchases, we utilize competitive pricing methods to secure supply such as bulk purchases, precious metal pool buys, blanket orders, and long term contracts. We believe that there are alternative suppliers or substitute products available for each of the materials we purchase at competitive prices.

**COMPETITION**

—Our existing or potential competitors in our IMC business includes leading IMD manufacturers, such as Guidant, St. Jude Medical, Medtronic, Sorin/ELA and Biotronik which currently have vertically integrated operations and may expand their vertical integration capability in the future. Competitors also include independent suppliers who typically specialize in one type of component.

—Our known non-vertically integrated competitors include the following:

| Product Line | Competitors |
|---|---|
| Medical batteries | Litronik (a subsidiary of Biotronik)<br>Eagle-Picher<br>Quallion |
| Capacitors | Critical Medical Components |
| Feedthroughs | Alberox (subsidiary of The Morgan Crucible Co. PLC) |
| EMI filtering | AVX (subsidiary of Kyocera)<br>Eurofarad |
| Enclosures | Heraeus<br>Hudson<br>National Manufacturing |
| Commercial batteries/battery packs | Eagle-Picher<br>Engineered Power<br>Saft<br>Tadiran<br>Tracer Technologies<br>Ultralife |
| Machined and molded components | Numerous |
| Value Added Assembly | Numerous |

**GOVERNMENT REGULATION**

—Except as described below, our business is not subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which we operate. We are subject to federal, state and local environmental laws and regulations governing the emission, discharge, use, storage and disposal of hazardous materials and the remediation of contamination associated with the release of these materials at our facilities and at off-site disposal locations. Manufacturing and research, development and engineering activities involve the controlled use of, and our products contain, small amounts of hazardous materials. Liabilities associated with hazardous material releases arise principally under the Comprehensive Environmental Response, Compensation and Liability Act and analogous state laws which impose strict, joint and several liability on owners and operators of contaminated facilities and parties that arrange for the off-site disposal of hazardous materials. We are not aware of any material noncompliance with the environmental laws currently applicable to our business and we are not subject to any material claim for liability with respect to contamination at any company facility or any off-site location. We cannot assure you, however, that we will not be subject to such environmental liabilities in the future as a result of historic or current operations.

—As a component manufacturer, our medical products are not subject to regulation by the Food and Drug Administration ("FDA"). However, the FDA and related state and foreign governmental agencies regulate many of our customers' products as medical devices. In many cases, the FDA must approve those products prior to commercialization. We believe that our existing medical manufacturing plants comply with current Good Manufacturing Practices ("cGMP") as applicable.

—We have five Master Files on record with the FDA. Master Files may be used to provide confidential detailed information about facilities, processes, or articles used in the manufacturing, processing, packaging, and storing of one or more medical device components. These submissions may be used by device manufacturers to support the premarket notification process required by Section 510(k) of the Federal Food Drug & Cosmetic Act. This notification process is necessary to obtain clearance from the FDA to market a device for human use in the United States.

**RECRUITING AND TRAINING**

—We invest substantial resources in our recruiting efforts that focus on supplying quality personnel to support our business objectives. We have established a number of programs that are designed to challenge and motivate our employees. All staff is encouraged to be proactive in contributing ideas. Feedback surveys are used to collect suggestions on ways that our business and operations can be improved. We further meet our hiring needs through outside sources as required.

—We provide an intensive training program for our new employees that is designed to educate them on safety, quality, business strategy, corporate culture, and the methodologies and technical competencies that are required for our business. Our safety training programs focus on such areas as basic industrial safety practices and emergency response procedures to deal with any potential fires or chemical spills. All of our employees are required to participate in a twenty hour specialized training program that is designed to provide an understanding of our quality objectives. Supporting our life-long learning environment, we offer our employees a tuition reimbursement program and encourage them to continue their education at accredited colleges and universities. Many of our professionals attend seminars on topics that are related to our corporate objectives and strategies. We believe that comprehensive training is necessary to ensure that our employees have state of the art skills, utilize best practices, and have a common understanding of work practices.

**EMPLOYEES**

—The following table provides a breakdown of employees by primary function as of December 31, 2004:

| | |
|---|---|
| Manufacturing | 919 |
| Research and development | 116 |
| General and administrative | 92 |
| Engineering | 82 |
| Sales and marketing | 16 |
| Total | 1,225 |

—We also employ a number of temporary employees to assist us with various projects and service functions and address peaks in staff requirements. Our employees are not represented by any union. We believe that we have a good relationship with our employees.

**AVAILABLE INFORMATION**

—The Company makes available free of charge on or through its internet website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Securities and Exchange Commission. Our Internet address is http://www.greatbatch.com. The information contained on the Company's website is not incorporated by reference in this annual report on Form 10-K and should not be considered a part of this report.

**CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS**

—Some of the statements contained in this Annual Report on Form 10-K and other written and oral statements made from time to time by us and our representatives, are not statements of historical or current fact. As such, they are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to:

- future sales, expenses and profitability;
- the future development and expected growth of our business and the IMD industry;
- our ability to execute our business model and our business strategy;

- our ability to identify trends within the IMD, medical component, and commercial power source industries and to offer products and services that meet the changing needs of those markets;
- projected capital expenditures; and
- trends in government regulation.

—You can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from those suggested by these forward-looking statements. In evaluating these statements and our prospects generally, you should carefully consider the factors set forth below. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary factors and to others contained throughout this report. We are under no duty to update any of the forward-looking statements after the date of this report or to conform these statements to actual results.

—Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the results expressed or implied by our forward-looking statements or that may affect our future results, some of these factors include the following: dependence upon a limited number of customers, product obsolescence, inability to market current or future products, pricing pressure from customers, reliance on third party suppliers for raw materials, products and subcomponents, fluctuating operating results, inability to maintain high quality standards for our products, challenges to our intellectual property rights, product liability claims, inability to successfully consummate and integrate acquisitions, unsuccessful expansion into new markets, competition, inability to obtain licenses to key technology, regulatory changes or consolidation in the healthcare industry, and other risks and uncertainties that arise from time to time and are described in the Company's periodic filings with the Securities and Exchange Commission and in Exhibit 99.1 to this filing.

## ITEM 2. PROPERTIES

—Our executive offices are located in Clarence, New York.

—The following table sets forth information about all of our significant facilities as of December 31, 2004:

| Location | Sq. Ft. | Own/Lease | Principal Use |
|---|---|---|---|
| Alden, NY | 125,000 | Own | Future medical battery and capacitor manufacturing |
| Amherst, NY | 81,650 | Own | Available for sale |
| Clarence, NY | 82,766 | Own | Medical battery manufacturing and research, development and engineering ("RD&E") |
| Clarence, NY | 20,800 | Own | Machining and assembly of components |
| Clarence, NY | 18,550 | Lease | Machining and assembly of components |
| Clarence, NY | 45,306 | Lease | Executive offices and warehouse |
| Cheektowaga, NY | 35,509 | Lease | Capacitor manufacturing and RD&E |
| Canton, MA | 32,000 | Own | Commercial battery manufacturing and RD&E |
| Columbia, MD | 30,000 | Lease | Feedthrough and electrode manufacturing and RD&E |
| Carson City, NV | 23,840 | Own | EMI filtering manufacturing and RD&E |
| Minneapolis, MN | 72,000 | Own | Enclosure manufacturing and engineering |
| Tijuana, Mexico | 144,000 | Lease | Future value-add assembly |

We believe these facilities are suitable and adequate for our current business.

## ITEM 3. LEGAL PROCEEDINGS

—We are involved in various legal actions arising in the normal course of business. While we do not believe that the ultimate resolution of any such pending activities will have a material adverse effect on our consolidated results of operations, financial position, or cash flows, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact in the period in which the ruling occurs.

—During 2002, a former non-medical customer commenced an action alleging that the Company had used proprietary information of the customer to develop certain products. We have meritorious defenses and are vigorously defending the case. No accrual for an adverse judgment has been made as such outcome is not deemed probable, the potential range of loss is between $0.0 and $1.7 million.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

—None.

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

—The Company's common stock trades on the New York Stock Exchange ("NYSE") under the symbol "GB." The following table sets forth, for the periods indicated, the high and low closing prices per share for the common stock as reported on the NYSE Composite Tape.

| 2003 | High | Low |
|---|---|---|
| First Quarter | $29.77 | $23.50 |
| Second Quarter | 37.25 | 26.55 |
| Third Quarter | 40.30 | 35.37 |
| Fourth Quarter | 43.05 | 35.60 |
| **2004** | | |
| First Quarter | $45.15 | $34.60 |
| Second Quarter | 37.42 | 23.10 |
| Third Quarter | 27.10 | 14.41 |
| Fourth Quarter | 22.94 | 15.30 |

—As of March 9, 2004 there were 239 record holders of the Company's common stock. The Company Stock account included in our 401(k) Plan is considered one record holder for the purposes of this calculation. There are approximately 1,600 holders of Company stock in the 401(k) including active and former employees.

—We have not paid cash dividends and currently intend to retain any earnings to further develop and grow our business.

—The following table summarizes the information required by Item 703 of Regulation S-K for purchases of the Company's equity securities by the Company or any affiliated purchasers, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, during the Company's fourth quarter:

| Period | (a) Total number of shares (or units) purchased | (b) Average price paid per share (or unit) | (c) Total number of shares (or units) purchased as part of publicly announced plans or programs | (d) Maximum number (or approximate value) of shares (or units) that may yet be purchased under the plans or programs |
|---|---|---|---|---|
| November 2004 | 4,679[1] | $ 20.39 | N/A | N/A |

[1]Includes 4,679 shares of Common Stock withheld from employees for payment of taxes due upon the vesting of restricted stock.

## ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

—The following table provides selected financial data of our Company for the periods indicated. You should read the selected consolidated financial data set forth below in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our consolidated financial statements and related notes appearing elsewhere in this report. The consolidated statement of operations data and the consolidated balance sheet data for the periods indicated have been derived from our financial statements and related notes.

| | December 31, (5) | | | | |
|---|---|---|---|---|---|
| Years ended | 2004(4) | 2003 | 2002(3) | 2001(2)(6) | 2000(1)(6) |
| | (in thousands, except per share data) | | | | |
| Consolidated Statement of Operations Data: | | | | | |
| Sales | $ 200,119 | $ 216,365 | $ 167,296 | $ 135,575 | $ 97,790 |
| Income (loss) before income taxes | $ 23,732 | $ 33,316 | $ 20,965 | $ 13,778 | $ (876) |
| Income (loss) per share | | | | | |
| Basic | $ 0.76 | $ 1.10 | $ 0.69 | $ 0.44 | $ (0.04) |
| Diluted | $ 0.75(7) | $ 1.05(7) | $ 0.68 | $ 0.43 | $ (0.04) |
| Consolidated Balance Sheet Data: | | | | | |
| Working capital | $ 134,399 | $ 170,455 | $ 40,204 | $ 61,596 | $ 15,079 |
| Total assets | $ 479,938 | $ 438,243 | $ 312,251 | $ 283,520 | $ 181,647 |
| Long-term obligations | $ 195,681 | $ 178,994 | $ 77,040 | $ 61,397 | $ 30,951 |

(1) In August 2000, we acquired the capital stock of BEI. These amounts include the results of operations of BEI subsequent to its acquisition.

(2) In June 2001, we acquired substantially all of the assets and liabilities of Sierra. These amounts include the results of operations of Sierra subsequent to its acquisition.

(3) In July 2002, we acquired the capital stock of Globe. These amounts include the results of operations of Globe subsequent to its acquisition.

(4) In March 2004, we acquired the capital stock of NanoGram. These amounts include the results of operations of NanoGram subsequent to its acquisition.

(5) The Company's fiscal year ends on the Friday closest to December 31. For clarity of presentation, the Company describes all periods as if the year-end is December 31. Fiscal 2002 contained 53 weeks.

(6) We adopted Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB 13, and Technical Corrections, at the beginning of fiscal year 2003. Under SFAS No. 145, we are no longer allowed to classify debt extinguishments as extraordinary items in our consolidated financial statements, subject to limited exceptions. Accordingly, amounts previously classified as extraordinary related to debt extinguishments in fiscal 2001and 2000 have been reclassified as components of income (loss) before income taxes.

(7) We adopted Emerging Issues Task Force (EITF) Issue 04-08, The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share, in the fourth quarter of 2004. Under EITF 04-08, we must include the effect of the conversion of our convertible subordinated notes in the calculation of diluted earnings per share using the if-converted method as long as the effect is dilutive. The impact on the full year 2003 was a $0.03 reduction in earnings per share from $1.08 to $1.05. There was no impact on the full year 2004. Diluted earnings per share for 2003 are restated to reflect the adoption of EITF 04-08.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS REPORT.

### INDEX



### OUR BUSINESS

—We are a leading developer and manufacturer of batteries, capacitors, feedthroughs, enclosures, and other components used in implantable medical devices ("IMDs") through our Implantable Medical Components ("IMC") business. We offer technologically advanced, highly reliable and long lasting products for IMDs and enable our customers to introduce IMDs that are progressively smaller, longer lasting, more efficient and more functional. We also leverage our core competencies in technology and manufacturing through our Electrochem Power Solutions ("EPS") business to develop and produce batteries and battery packs for commercial applications that demand high performance and reliability, including oil and gas exploration, oceanographic equipment and aerospace.

—Most of the IMC products that we sell are utilized by customers in cardiac rhythm management ("CRM") devices. The CRM market comprises devices utilizing high-rate batteries and capacitors such as implantable cardioverter defibrillators ("ICDs") and cardiac resynchronization therapy with backup defibrillation devices ("CRT-D") and devices utilizing low or medium rate batteries but no capacitors (pacemakers and CRTs). All CRM devices utilize other components such as enclosures and feedthroughs, and certain CRM devices utilize electromagnetic interference ("EMI") filtering technology.

### OUR CUSTOMERS

—Our products are designed to provide reliable, long lasting solutions that meet the evolving requirements and needs of our customers and the end users of their products. Our medical customers include leading IMD manufacturers such as Guidant, St. Jude Medical, Medtronic, Biotronik, Cyberonics and the Sorin Group. A substantial part of our business is conducted with a limited number of customers. In 2004, Guidant, St. Jude Medical, and Medtronic collectively accounted for approximately 70% of our total sales. The nature and extent of our selling relationships with each CRM customer are different in terms of breadth of component products purchased, purchased product volumes, length of contractual commitment, ordering patterns, inventory management and selling prices. Our EPS customers are primarily companies involved in oil and gas exploration, military, oceanography and aerospace.

—We have entered into long-term supply agreements with some of our customers. For each of our products, we recognize revenue when the products are shipped and title passes.

### OUR CEO'S VIEW

—At the end of 2003 and the beginning of 2004, we gathered the relevant data and information on which to base our business forecast. Much of what constitutes the bulk of the forecasting process relates to communications with customers as well as our knowledge of historic and current industry trends. The forecasting process is inexact with some significant factors either unknown to us or out of our control. This was certainly the case in 2004 when the decision and sudden actions of a significant customer adversely affected our sales and our earnings. While a few isolated incidents did affect the 2004 results, it is also true that there were other more systemic contributing factors. Concentration of risk, with relatively few customers serving vertical markets, increased competition and price pressures all played a role and these factors are expected to continue into the future. This overview will detail our reactions to all of these influences and provide a summary of how we are addressing each one of these contributing factors.

**Concentration of Risk** – We will be launching new products in 2005, and will also be providing important new services to expand our business with existing customers. We are also nurturing opportunities to work with new customers on development programs for components for totally new interventional cardiac rhythm therapies.

**Increased Competition** – We have been the premier supplier of CRM device power in the form of batteries and capacitors. We have expanded that business to also include components that make up the vast majority of those found in a typical pacemaker and defibrillator. Device feedthrough components, EMI filters, hybrid molded header assemblies and enclosures are all part of our product line. Our current product portfolio offers leading technology in power sources and tantalum capacitors, and provides the opportunity for "bundling" these products with our new assembly capabilities to provide "single source solutions."

**Price Pressures** - Technology leadership in a vacuum will not ensure success. Technology, no matter how advanced, must be priced to present the best value package to the customer. To that end we continue to implement sweeping changes in our facilities and processes. The execution of our Pre-Production Quality Assurance process ("PPQA"), with defined stage gates driven by strict adherence to Six-Sigma criteria ("Six Sigma" is a Motorola trademark), will speed the new product development process and add significant efficiencies to mature product production. Six Sigma is a quality methodology for eliminating defects in any process. The fundamental objective of the Six Sigma methodology is the implementation of a measurement-based strategy that focuses on process improvement and variation reduction. Along with these initiatives, we are excited to be commissioning two new manufacturing facilities that will provide enhanced capability for cost reduction. As part of our continuing efforts to improve our cost structure and manufacturing efficiencies, we will be undertaking two consolidation efforts in 2005. The first will be the consolidation of our capacitor and medical battery manufacturing operations into our newly constructed advanced power source manufacturing facility in Alden, NY. Also, we will be consolidating the work conducted at our Carson City, NV plant into the newly constructed Tijuana, Mexico value-add assembly facility. We believe we will then be well positioned to offer "best value" pricing to the market.

**Foundation for the Future** - It is important to recognize that these processes and initiatives were started over the past few years as part of our broader strategic plan. They are the drivers at the very core of our strategy, which is to be the supplier of the highest quality, most technologically advanced and cost effective solutions for the industries we serve. This will certainly raise the expectations of a vital and growing industry and at the same time raise the bar for our competition.

—In the near term however, in reaction to the unexpected reduction in sales during 2004, we began the difficult process of reducing our workforce to align our costs with our anticipated revenue for the year. It is vital to understand that this realignment was totally motivated and implemented after careful consideration on how to best achieve our already established near and long-term strategic goals. The flip side to the disappointing news is confirmation that the vast majority of our customers not only met, but actually exceeded our internal projections for sales growth in 2004.

—In 2004 (and continuing into 2005), we witnessed an unprecedented flow of new products through the pipeline. One near term catalyst for growth is the introduction of our Q-Series medical batteries. Initially they will be available in two configurations – QHR (High Rate) and QMR (Medium Rate). These batteries hold the promise of unparalleled performance in a wide range of implantable device and neurostimulation applications and allow our customers to incorporate advanced power-hungry features into these devices. While companies typically announce new products that have modest improvements in form and/or function regularly, the Q-Series firmly establishes a new industry standard. It delivers advanced performance criteria to an industry that historically embraces new products. We believe the Q-Series will represent a major breakthrough by combining a smaller size with greater energy density (more power).

—New products, as well as enhancements to existing products, were a big part of our story in 2004, and will continue to gain momentum and have positive impact in 2005 and beyond. In addition, 2004 was witness to still another watershed event that marks a unique achievement in our corporate history. In 2004 we entered into an agreement with Medtronic to provide device subassembly services. It allows us to add value beyond our traditional role as a provider of discrete components, while providing opportunities for cross-selling and "bundling" products and services. While at present we are working with Medtronic in this arena and are focused on CRM and neurostimulator assemblies, we feel confident in and are aggressively pursuing our options for similar agreements with other customers and products.

—Our work with nanotechnology driven products demonstrates real potential for generating still more "milestone products" serving the CRM device market. The investment WGT made in acquiring proprietary nanotechnology in 2004 is expected to provide a springboard for the next major design/manufacturing/performance revolution in batteries and related products. As the word implies, "nano" unlocks the promise of smaller size, but just as significant it offers potential for enhanced product performance and manufacturability. Additionally, nano applications are not limited to batteries.

**Our Critical Accounting Estimates**

—The preparation of financial statements in accordance with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect reported amounts and related disclosures. The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Management considers an accounting estimate to be critical if:

- It requires assumptions to be made that were uncertain at the time the estimate was made; and
- Changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operations, financial position, or cash flows.

—Our most critical accounting estimates are described below. We also have other policies that we consider key accounting policies, such as our policies for revenue recognition; however, these policies do not meet the definition of critical accounting estimates, because they do not generally require us to make estimates or judgments that are difficult or subjective.

| Balance Sheet Caption/Nature of Critical Estimate Item | Assumptions/Approach Used | Effect of Variations on Key Assumptions Used |
|---|---|---|
| **Inventories**<br>Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market. | Inventory standard costing requires complex calculations that include assumptions for overhead absorption, scrap and sample calculations, manufacturing yield estimates and the determination of which costs are capitalizable. The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. | Variations in methods could have a material impact on the results. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross margins. |
| **Goodwill and other indefinite lived assets**<br>Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Other indefinite lived assets such as trademark & names are considered unamortizing intangible assets as they are expected to generate cash flows indefinitely. These assets are subject to the estimation risks related to the purchase price allocation conducted at acquisition. | We perform an annual review, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill and other indefinite lived assets are impaired. We assess these assets for impairment by comparing the fair value of the reporting units to their carrying value to determine if there is potential impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Fair values for goodwill are determined based on discounted cash flows, market multiples or appraised values as appropriate. | We make certain estimates and assumptions that affect the determination of the expected future cash flows from our goodwill and indefinite lived assets. These estimates and assumptions include sales growth projections, cost of capital projections, and other key indications of future cash flows. Significant changes in these estimates and assumptions could create future impairment losses in either reporting unit. |
| **Long-lived assets**<br>Property, plant and equipment, definite-lived intangible assets, and other long-lived assets are carried at cost. This cost is charged to depreciation or amortization expense over the estimated life of the operating assets primarily using straight-line rates. Long-lived assets acquired through acquisition are subject to the estimation risks related to the initial purchase price allocation. | We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant underperformance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. Recoverability potential is measured by comparing the carrying amount of the asset to the related total future undiscounted cash flows. If an asset's carrying value is not recoverable through related cash flows, the asset is considered to be impaired. Impairment is measured by comparing the asset's carrying amount to its fair value, based on the best information available, including market prices or discounted cash flow analysis. When it is determined that useful lives of assets are shorter than originally estimated, and there are sufficient cash flows to support the carrying value of the assets, we accelerate the rate of depreciation in order to fully depreciate the assets over their new shorter useful lives. | Estimation of the useful lives of assets that are long-lived requires significant management judgment. Events could occur, including changes in cash flow that would materially affect our estimates and assumptions related to depreciation. Unforeseen changes in operations or technology could substantially alter the assumptions regarding the ability to realize the return of our investment in operating assets and therefore the amount of depreciation expense to charge against both current and future sales. Also, as we make manufacturing process conversions and other factory planning decisions, we must make subjective judgments regarding the remaining useful lives of assets, primarily manufacturing equipment and building improvements. |

| Balance Sheet Caption/Nature of Critical Estimate Item | Assumptions/Approach Used | Effect of Variations on Key Assumptions Used |
|---|---|---|
| **Provision for Income Taxes** In accordance with the liability method of accounting for income taxes specified in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, the provision for income taxes is the sum of income taxes both currently payable and deferred. The changes in deferred tax assets and liabilities are determined based upon the changes in differences between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities as measured by the enacted tax rates that management estimates will be in effect when the differences reverse. | In relation to recording the provision for income taxes, management must estimate the future tax rates applicable to the reversal of tax differences, make certain assumptions regarding whether tax differences are permanent or temporary and the related time of expected reversal. Also, estimates are made as to whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. Alternatively, we may make estimates about the potential usage of deferred tax assets that decrease our valuation allowances. As of December 31, 2004, the Company has recorded a valuation allowance of $2.7 million against potential non-utilizable deferred tax assets.<br><br>In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be. | Changes could occur that would materially affect our estimates and assumptions regarding deferred taxes. Changes in current tax laws and tax rates could affect the valuation of deferred tax assets and liabilities, thereby changing the income tax provision. Also, significant declines in taxable income could materially impact the realizable value of deferred tax assets. At December 31, 2004 we had $3.6 million of deferred tax assets on our balance sheet. A 1% increase in the effective tax rate would increase the current year provision by $237,000, reducing fully diluted earnings per share by $0.01 based on shares outstanding at December 31, 2004. |

## Our Financial Results

**RESULTS OF OPERATIONS AND FINANCIAL CONDITION**

—The commentary that follows should be read in conjunction with our consolidated financial statements and related notes.

—We utilize a fifty-two, fifty-three week fiscal year ending on the Friday nearest December 31st. For clarity of presentation, the Company describes all periods as if the year-end is December 31st. Fiscal 2002 included 53 weeks.

| RESULTS OF OPERATIONS | Year ended December 31, | | | 2004-2003 | | 2003-2002 | |
|---|---|---|---|---|---|---|---|
| | | | | $ | % | $ | % |
| In thousands, except per share data | 2004 | 2003 | 2002 | Change | Change | Change | Change |
| IMC | | | | | | | |
| ICD batteries | $ 35,646 | $ 41,494 | $ 28,518 | $ (5,848) | -14% | $ 12,976 | 46% |
| Pacemaker and other batteries | 19,494 | 24,578 | 21,692 | (5,084) | -21% | 2,886 | 13% |
| ICD capacitors | 21,981 | 31,668 | 24,679 | (9,687) | -31% | 6,989 | 28% |
| Feedthroughs | 47,387 | 48,257 | 36,378 | (870) | -2% | 11,879 | 33% |
| Enclosures | 21,709 | 24,742 | 10,845 | (3,033) | -12% | 13,897 | 128% |
| Other | 26,438 | 19,482 | 19,789 | 6,956 | 36% | (307) | -2% |
| Total IMC | 172,655 | 190,221 | 141,901 | (17,566) | -9% | 48,320 | 34% |
| EPS | 27,464 | 26,144 | 25,395 | 1,320 | 5% | 749 | 3% |
| Total sales | 200,119 | 216,365 | 167,296 | (16,246) | -8% | 49,069 | 29% |
| Cost of sales | 119,397 | 126,537 | 96,398 | (7,140) | -6% | 30,139 | 31% |
| Gross profit | 80,722 | 89,828 | 70,898 | (9,106) | -10% | 18,930 | 27% |
| *Gross Margin* | *40.3%* | *41.5%* | *42.4%* | | *-1.2%* | | *-0.9%* |
| Selling, general, and administrative expenses ("SG&A") | 26,719 | 30,384 | 24,369 | (3,665) | -12% | 6,015 | 25% |
| *SG&A as a % of sales* | *13.4%* | *14.0%* | *14.6%* | | *-0.7%* | | *-0.5%* |
| Research, development and engineering cost, net ("RD&E") | 18,476 | 16,991 | 14,440 | 1,485 | 9% | 2,551 | 18% |
| *RD&E as a % of sales* | *9.2%* | *7.9%* | *8.6%* | | *1.4%* | | *-0.8%* |
| Intangible amortization | 4,002 | 3,217 | 3,702 | 785 | 24% | (485) | -13% |
| Other operating expense | 4,585 | 1,036 | 2,481 | 3,549 | 343% | (1,445) | -58% |
| Operating income | 26,940 | 38,200 | 25,906 | (11,260) | -29% | 12,294 | 47% |
| *Operating margin* | *13.5%* | *17.7%* | *15.5%* | | *-4.2%* | | *2.2%* |
| Interest expense | 4,535 | 4,101 | 3,752 | 434 | 11% | 349 | 9% |
| Interest income | (1,235) | (702) | (442) | (533) | 76% | (260) | 59% |
| Other (income) expense, net | (92) | 1,485 | 1,631 | (1,577) | -106% | (146) | -9% |
| Provision for income taxes | 7,475 | 10,028 | 6,604 | (2,553) | -25% | 3,424 | 52% |
| *Effective tax rate* | *31.5%* | *30.1%* | *31.5%* | | *1.4%* | | *-1.4%* |
| Net income | $ 16,257 | $ 23,288 | $ 14,361 | $ (7,031) | -30% | $ 8,927 | 62% |
| *Net margin* | *8.1%* | *10.8%* | *8.6%* | | *-2.6%* | | *2.2%* |
| Diluted earnings per share | $ 0.75 | $ 1.05 | $ 0.68 | $ (0.30) | -29% | $ 0.37 | 54% |

## FISCAL 2004 COMPARED WITH FISCAL 2003

### Sales

***—IMC.*** The nature and extent of our selling relationship with each CRM customer is different in terms of component products purchased, selling prices, product volumes, ordering patterns and inventory management. We have pricing arrangements with our customers that many times do not specify minimum order quantities. Our visibility to customer ordering patterns is over a relatively short period of time. Our customers may have inventory management programs and alternate supply arrangements of which we are unaware. Additionally, the relative market share among the CRM device manufacturers changes periodically. Consequently, these and other factors can significantly impact our sales in any given period.

—Volume accounted for approximately 7% of the 9% decrease in IMC sales, primarily due to lower demand by a major customer for wet tantalum capacitors. Total sales to this customer declined by $27.0 million in comparison to 2003. Sales to other customers increased by 11% over 2003. The balance of the decrease (2%) was attributable to lower selling prices. We believe that pricing pressures will continue into the near future. The decrease in volume of batteries and capacitors was partially offset by increased volume of other IMC products, primarily coated components. The overall markets for CRM and Neuro are expected to experience double-digit growth for the next three to five years.

***—EPS.*** Similar to IMC customers, we have pricing arrangements with our customers that many times do not specify minimum quantities. Our visibility to customer ordering patterns is over a relatively short period of time. The 5% increase in EPS sales is due to volume, resulting from increased demand in the oil and gas market both domestically and internationally.

### Gross profit

—The 120 basis point decrease in gross margin was primarily due to the following factors:

a. Lower IMC selling prices: 200 basis points; and
b. Increased period costs resulting from excess capacity at our wet tantalum capacitor manufacturing plant: 100 basis points.
c. Savings instituted during the year: (180) basis points, primarily scrap reductions.

### SG&A expenses

—The realignment of management resources resulted in a $3.4 million reduction in allocated costs to SG&A. Expenses also decreased as a result of cost savings initiatives instituted mid-year including incentive compensation reductions of approximately $1.0 million. These savings were partially offset by costs of approximately $1.0 million associated with Sarbanes-Oxley compliance. The remaining $0.3 million of expenses were comprised of individually insignificant items.

### RD&E expenses

—Expenses prior to reimbursements increased by $4.4 million. The main causes of this increase include additional costs related to the Chief Technology Officer position ($.9 million), additional development project expenses ($1.3 million) and the balance was primarily due to the acquisition of NanoGram in March 2004. These costs were offset by an increase in development efforts for projects where the company is reimbursed for achieving certain development milestones. The increase in reimbursements amounted to approximately $3.0 million. We expect to maintain our spending on RD&E at a level that will support the new technologies demanded by the customers we serve.

### Amortization expense

—The increase primarily reflects the impact of the additional intangible amortization resulting from the NanoGram acquisition. The amortization of the NanoGram intangibles amounts to approximately $1.1 million in 2004. There was also a $0.2 million reduction in expense as certain definite lived intangibles were fully amortized during 2003.

### Other operating expense

—The 2004 amount comprised the following:

a. $2.0 million associated with patents acquired in the second quarter. These patents cover how capacitors are used in an ICD. Although management believes the patents could have been successfully challenged in court proceedings, a decision was made to acquire the patents and remove this as a potential obstacle for existing customers to more fully adopt wet tantalum technology and for potential customers to initially adopt the technology;

b. $0.8 million related to severance cost from a 7% mid-year reduction in workforce;

c. $0.9 million related to costs associated with the start-up of Tijuana facility; and

d. $0.8 million primarily related to various asset disposals.

**Interest expense and interest income**

—Interest expense increased due to the addition of $90.0 million in interest-bearing debt in May of 2003 resulting from the issuance of the convertible subordinated notes.

—Interest income increased as the issuance of the convertible subordinated notes provided additional funds that are being invested on a short-term basis.

**Provision for income taxes**

—Our effective tax rate increased primarily due to the recording of a valuation allowance against certain New York State deferred tax assets. Based on managements' review, after considering both the positive and negative support, it was determined that certain tax assets primarily investment tax credits and employees incentive credits were not considered to be more likely than not to be realized. The tax provision increase related to the valuation allowance was $2.2 million.

—Our effective tax rate is below the United States statutory rate primarily as a result of federal and state tax credits (3.3%), and the Extraterritorial Income Exclusion ("ETI") for 2004 of (4.2%). The American Jobs Creation Act of 2004 (P.L. 108-357) ("the Act") signed into law on October 22, 2004 repeals the ETI after December 31, 2004, and creates new tax incentives for a broad spectrum of taxpayers. We have not completed a full assessment on how this law change will impact the Company due to the potential changes in our manufacturing locations.

## FISCAL 2003 COMPARED WITH FISCAL 2002

—The increase in total sales for 2003 included a full year of sales of Globe, which we acquired in July 2002. The Globe acquisition added $14.0 million, $3.7 million, and $1.8 million to sales, gross profit, and operating expenses respectively in 2003 compared to 2002.

**Sales**

—***IMC.*** The sales growth for IMC was led by sales of ICD batteries reflecting the strength of this market. In addition, capacitor and components sales increased substantially over last year. Substantially all of the sales changes during 2003 were attributable to volume and sales mix. Looking at our overall sales mix, CRM product sales increased over 2002 and represented 83% of our overall product mix, up from 80% in 2002.

—***EPS.*** Commercial sales increased modestly from a slight rise in volume of orders from oil and gas customers.

**Gross profit**

—The following factors contributed to an approximately 310 basis point decline in the gross margin between 2003 and 2002:

a. Consolidation of EPS plants: 50 basis points;

b. Start-up costs from lean manufacturing: 50 basis points;

c. Inclusion of enclosure products: 100 basis points;

d. Hiring of new plant management personnel: 40 basis points; and

e. Changes in selling prices for certain medical components: 70 basis points.

**SG&A expenses**

—Expenses increased in absolute dollars, but declined as a percent of sales due to improved operating leverage. The $6.0 million increase in SG&A was comprised of the following factors:

a. Incentive compensation and profit sharing expense: $1.0 million;

b. Incremental senior management related expenses: $2.0 million;

c. Corporate spending for information technology: $2.0 million; and

d. All other SG&A comprised of individually insignificant items: $1.0 million.

**RD&E expenses**

—Expenses increased in absolute dollars, but decreased as a percent of sales as sales growth outpaced spending. The increase in RD&E was comprised primarily of the $1.8 million of expenses for the development of our $Q_{HR}$ high rate battery product.

**Amortization expense**

—The reduction in intangible amortization reflects the impact of the sale of certain intangible assets of the ceramic capacitor product line that was part of the Sierra-KD components acquisition in 2003. In addition, one of the patent licenses for wet tantalum capacitors was fully amortized during 2002.

**Other operating expense**

—The 2003 amount is primarily attributable to the write-down of a manufacturing facility that became available for sale as the result of a decision to purchase an additional manufacturing facility in New York.

**Interest expense and interest income**

—Interest expense was lower and interest income was higher primarily due to the issuance of the $170.0 million convertible subordinated notes in May 2003. These securities allowed for the outstanding line of credit to be fully replaced at a lower rate of interest and additional funds to be invested on a short-term basis.

**Provision for income taxes**

—Our effective tax rate declined primarily as a result of increased research and development credits, as well as the benefits of state tax planning strategies. The impact of the lower effective tax rate during 2003 was approximately $0.5 million.

—The ETI provided approximately $1.0 million of tax benefit in 2003.

## LIQUIDITY AND CAPITAL RESOURCES

—Our principal sources of liquidity are our operating cash flow combined with our working capital of $134.4 million at December 31, 2004 and our unused $20 million credit line with our lending syndicate. Historically we have generated cash from operations sufficient to meet our capital expenditure and debt service needs, other than for acquisitions. At December 31, 2004, our current ratio was 5.8:1, so short-term liquidity is not a concern to management at this time.

—The Company regularly engages in discussions relating to potential acquisitions and may announce an acquisition transaction at any time. However, no active negotiations are presently being conducted.

**Operating activities**

—In all years presented significant positive cash flows from operating activities were achieved. Net cash provided by operating activities exceeded the combination of net income, depreciation and amortization due to the favorable cash flow impact of deferred taxes. Over the three-year period, changes in operating assets and liabilities amounted to a net use of cash of approximately $5.0 million.

**Investing activities**

—Capital spending of $38.4 million in 2004 was significantly higher than historical expenditure levels. The majority of the current year spending was for the following:

a. New medical power manufacturing plant in Alden, NY ($22.1 million);
b. Oracle ERP system ($5.0 million); and
c. New assembly plant in Tijuana, Mexico ($4.6 million).

—In comparison, we spent $11.9 million in 2003, which was primarily related to normal maintenance capital.

—In March 2004, we purchased NanoGram for approximately $45.7 million. The most significant elements of the purchase price allocation were to patented and unpatented technology and goodwill. NanoGram has a strong intellectual property position around the laser pyrolysis process and accordingly a significant allocation was made to these assets. The cost will be amortized over the remaining estimated useful life of 11.5 years. For 2004 the amortization expense was approximately $0.1 million per month. The residual amount of the allocation of $35.1 million went to goodwill, which is not amortized but rather subject to periodic testing for impairment. Pursuant to the valuation we obtained, the status of the NanoGram technology was sufficiently advanced such that technical feasibility requirements were met at the acquisition date; consequently, no in-process R&D charge was recorded.

—NanoGram was a materials research and development company focused on developing nanoscale materials for use in various battery and potentially other medical device applications. The primary purpose of this acquisition is to provide us with additional intellectual property as well as additional research and development capabilities. NanoGram is now referred to as our Advanced Research Laboratory. Since the primary function of this operation is research and development, all costs are appropriately classified in that category. No sales revenue was attributable to this acquisition in 2004.

—In 2002, approximately $47.1 million was spent related to the acquisition of Globe. Globe was a manufacturer of precision titanium enclosures for IMDs. Globe was acquired to further broaden our product offerings to include enclosures.

—Approximately $9.0 million of short-term investments were converted to cash during the year.

**Financing activities**

—During 2003, we successfully completed a $170.0 million convertible subordinated notes offering. The proceeds of this offering were utilized to repay $85.0 million in long-term debt that was previously outstanding.

**Capital Structure**

—At December 31, 2004, our capital structure consisted primarily of $170.0 million of convertible subordinated notes and our 21.4 million shares of common stock outstanding. We have in excess of $92.0 million in cash, cash equivalents and short-term investments and are in a position to facilitate future acquisitions if necessary. We are also authorized to issue 100 million shares of common stock and 100 million shares of preferred stock. The market value of our outstanding common stock since our IPO has exceeded our book value and the average daily trading volume of our common stock has also increased; accordingly, we believe that if needed we can access public markets to sell additional common or preferred stock assuming conditions are appropriate.

—Our capital structure allows us to support our internal growth and provides liquidity for corporate development initiatives. The current expectation for 2005 is that capital spending is expected to be in the range of $30.0 million to $35.0 million, primarily due to the build-out of the advanced manufacturing facility ($11.0 million), our value-add assembly plant ($10.0 million), and normal maintenance capital expenditures.

## OFF-BALANCE SHEET ARRANGEMENTS

—We have no off-balance sheet arrangements within the meaning of Item 303(a)(4) of Regulation S-K.

## LITIGATION

—We are a party to various legal actions arising in the normal course of business. While we do not believe that the ultimate resolution of any such pending activities will have a material adverse effect on our consolidated results of operations, financial position, or cash flows, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact in the period in which the ruling occurs.

## CONTRACTUAL OBLIGATIONS

—The following table summarizes our significant contractual obligations at December 31, 2004, and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

| CONTRACTUAL OBLIGATIONS | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
|---|---|---|---|---|---|
| Long-Term Debt Obligations[a]: | | | | | |
| Convertible Debentures | $ 170,000 | $ – | $ – | $ – | $ 170,000 |
| Capital Lease Obligations | 1,652 | 1,000 | 652 | – | – |
| Operating Lease Obligations[b] | 11,466 | 2,350 | 3,651 | 2,652 | 2,813 |
| Purchase Obligations[c] | 10,051 | 10,051 | – | – | – |
| Total | $ 193,169 | $ 13,401 | $ 4,303 | $ 2,652 | $ 172,813 |

(a) The current portion of these liabilities is included. Amounts do not include imputed interest. The annual interest expense on the convertible debentures is 2.25%, or $3.8 million. See Note 9 - Debt of the Notes to the Consolidated Financial Statements in this Form 10-K for additional information about our long-term obligations.

(b) See Note 16 – Commitments and Contingencies of the Notes to the Consolidated Financial Statements in this Form 10-K for additional information about our operating lease obligations.

(c) Purchase orders or contracts for the purchase of raw materials and other goods and services are not included in the table above. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are normally based on our current manufacturing needs and are fulfilled by our vendors within short time horizons. We enter into blanket orders with vendors that have preferred pricing and terms, however these orders are normally cancelable by us without penalty. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements in the short-term. We also enter into contracts for outsourced services; however, the obligations under these contracts were not significant and the contracts generally contain clauses allowing for cancellation without significant penalty. During 2004, the Company commenced the build out of its medical battery and capacitor manufacturing facility in Alden, NY and its value-add manufacturing facility in Tijuana, Mexico. These facilities will enable the Company to further consolidate its operations and implement state of the art manufacturing capabilities at both locations. The contractual obligations for construction of these facilities is $10.0 million and will be financed by existing, or internally generated cash.

## INFLATION

—We do not believe that inflation has had a significant effect on our operations.

## IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

—In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R). This statement is a revision of SFAS 123, Accounting for Stock-Based Compensation, and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award, or over the period that a performance measure is expected to be met. We will adopt SFAS 123(R) on July 2, 2005, requiring compensation cost to be recorded as expense for the portion of the outstanding unvested awards, based on the grant-date fair value of those awards calculated using the Black-Scholes option pricing model currently used under SFAS 123 for proforma disclosures. Based on unvested options currently outstanding, the effect of adopting SFAS 123(R) will reduce our net income by approximately $1.4 million in the second half of 2005.

—In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We do not expect that adoption of SFAS No. 151 will have a material effect on our consolidated financial position, consolidated results of operations, or liquidity.

## SUBSEQUENT EVENTS

—On February 23, 2005 we announced our intent to consolidate our medical capacitor manufacturing operations, currently in Cheektowaga, NY, and the implantable medical battery manufacturing operations, currently in Clarence, NY, into the advanced power source manufacturing facility in Alden, NY. We will also consolidate the capacitor research, development and engineering operations from the Cheektowaga, NY, facility into the existing implantable medical battery research, development, and engineering operations in Clarence, NY.

—The total cost estimated for these consolidation efforts is anticipated to be between $3.5 and $4.0 million. We expect to incur this additional expense over the next four fiscal quarters. The major categories of costs to be incurred, which will primarily be cash expenditures, include the following:

- Production inefficiencies and revalidation - $1.5 to $1.7 million;
- Training - $0.6 to $0.7 million;
- Moving and facility closures - $0.9 million to $1.0 million; and
- Infrastructure - $0.5 to $0.6 million

—On March 7, 2005 we announced our intent to close the Carson City, NV facility and consolidate the work performed at Carson City into the Tijuana, Mexico facility.

—The total estimated cost for this facility consolidation plan is anticipated to be between $4.5 million and $5.4 million. We expect to incur this additional cost over the next four fiscal quarters. The major categories of costs to be incurred include the following:

- Costs related to the shut-down of the Carson City facility:
  a. Severance and retention - $1.4 to $1.6 million;
  b. Accelerated depreciation - $0.5 to $0.6 million; and
  c. Other - $0.6 to $0.7 million
- Costs related to the move and consolidation of work into Tijuana:
  a. Production inefficiencies and revalidation - $0.4 to $0.5 million;
  b. Relocation and moving expenses - $0.3 to $0.5 million;
  c. Personnel costs (including travel, training and duplicate wages) - $1.0 to $1.1 million; and
  d. Other - $0.3 to $0.4 million

—All categories of costs are considered to be future cash expenditures, except accelerated depreciation.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

—Under our existing line of credit any borrowings bear interest at fluctuating market rates. At December 31, 2004, we did not have any borrowings outstanding under our line of credit and thus no interest rate sensitive financial instruments.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

—The following consolidated financial statements of our Company and report of the independent registered public accounting firm thereon are set forth below.

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheet as of December 31, 2004 and 2003.
- Consolidated Statement of Operations for the years ended December 31, 2004, 2003 and 2002.
- Consolidated Statement of Cash Flows for the years ended December 31, 2004, 2003 and 2002.
- Consolidated Statement of Stockholders' Equity for the years ended December 31, 2004, 2003 and 2002.
- Notes to Consolidated Financial Statements.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors and Stockholders
Wilson Greatbatch Technologies, Inc.
Clarence, New York

—We have audited the accompanying consolidated balance sheets of Wilson Greatbatch Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2004 and January 2, 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

—We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

—In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wilson Greatbatch Technologies, Inc. and subsidiaries as of December 31, 2004 and January 2, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

—We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Buffalo, New York
March 15, 2005

## WILSON GREATBATCH TECHNOLOGIES, INC.
## CONSOLIDATED BALANCE SHEET
(In thousands)

| ASSETS | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 89,473 | $ 119,486 |
| Short-term investments | 2,759 | 11,559 |
| Accounts receivable, net | 24,288 | 23,726 |
| Inventories | 34,027 | 28,598 |
| Prepaid expenses and other current assets | 1,037 | 3,591 |
| Refundable income taxes | 3,673 | 583 |
| Deferred income taxes | 3,622 | 3,163 |
| Asset available for sale | 3,600 | 3,658 |
| Total current assets | 162,479 | 194,364 |
| Property, plant, and equipment, net | 92,210 | 63,735 |
| Intangible assets, net | 63,984 | 51,441 |
| Goodwill | 156,772 | 119,521 |
| Deferred income taxes | – | 2,896 |
| Other assets | 4,493 | 6,286 |
| Total assets | $ 479,938 | $ 438,243 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 8,971 | $ 4,091 |
| Accrued expenses and other current liabilities | 18,109 | 18,968 |
| Current portion of long-term debt | 1,000 | 850 |
| Total current liabilities | 28,080 | 23,909 |
| Long-term debt, net of current portion | 652 | 928 |
| Convertible subordinated notes | 170,000 | 170,000 |
| Deferred income taxes | 25,029 | 7,251 |
| Other long-term liabilities | – | 815 |
| Total liabilities | 223,761 | 202,903 |
| **Commitments and contingencies (Note 16)** | | |
| Stockholders' equity: | | |
| Preferred stock | – | – |
| Common stock | 21 | 21 |
| Additional paid-in capital | 212,131 | 207,969 |
| Deferred stock-based compensation | (833) | (1,185) |
| Treasury stock, at cost | (95) | (179) |
| Retained earnings | 44,971 | 28,714 |
| Accumulated other comprehensive income | (18) | – |
| Total stockholders' equity | 256,177 | 235,340 |
| Total liabilities and stockholders' equity | $ 479,938 | $ 438,243 |

The accompanying notes are an integral part of these consolidated financial statements

## WILSON GREATBATCH TECHNOLOGIES, INC.
## CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands except per share amounts)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Sales | $ 200,119 | $ 216,365 | $ 167,296 |
| Cost of sales | 119,397 | 126,537 | 96,398 |
| Gross profit | 80,722 | 89,828 | 70,898 |
| Selling, general and administrative expenses | 26,719 | 30,384 | 24,369 |
| Research, development and engineering costs, net | 18,476 | 16,991 | 14,440 |
| Amortization of intangible assets | 4,002 | 3,217 | 3,702 |
| Other operating expense, net | 4,585 | 1,036 | 2,481 |
| Operating income | 26,940 | 38,200 | 25,906 |
| Interest expense | 4,535 | 4,101 | 3,752 |
| Interest income | (1,235) | (702) | (442) |
| Other (income) expense, net | (92) | 1,485 | 1,631 |
| Income before income taxes | 23,732 | 33,316 | 20,965 |
| Provision for income taxes | 7,475 | 10,028 | 6,604 |
| Net income | $ 16,257 | $ 23,288 | $ 14,361 |
| Earnings per share: | | | |
| Basic | $ 0.76 | $ 1.10 | $ 0.69 |
| Diluted | $ 0.75 | $ 1.05 | $ 0.68 |
| Weighted average shares outstanding: | | | |
| Basic | 21,358 | 21,149 | 20,941 |
| Diluted | 25,759 | 24,026 | 21,227 |

The accompanying notes are an integral part of these consolidated financial statements

**WILSON GREATBATCH TECHNOLOGIES, INC.**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
(In thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| Cash flows from operating activities: | | | |
| Net income | $ 16,257 | $ 23,288 | $ 14,361 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 14,835 | 13,179 | 12,100 |
| Stock-based compensation | 3,312 | 3,306 | 3,667 |
| Early extinguishment of debt | – | 1,487 | – |
| Write-off of noncompete agreement | – | – | 1,723 |
| Write-off of investment in unrelated company | – | – | 1,547 |
| Deferred income taxes | 12,203 | 4,578 | 3,765 |
| Loss on disposal of assets | 1,177 | 1,036 | 758 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (563) | (4,416) | (379) |
| Inventories | (5,429) | 5,822 | (2,752) |
| Prepaid expenses and other current assets | 2,780 | 2,335 | (1,450) |
| Accounts payable | 4,763 | (1,635) | (1,685) |
| Accrued expenses and other current liabilities | (1,149) | 5,797 | (2,972) |
| Income taxes | (3,020) | 24 | (873) |
| Net cash provided by operating activities | 45,166 | 54,801 | 27,810 |
| Cash flows from investing activities: | | | |
| Sale (purchase) of short-term investments | 9,059 | (11,559) | – |
| Acquisition of property, plant and equipment | (38,444) | (11,925) | (20,501) |
| Proceeds from sale of property, plant and equipment and other assets | 67 | 2,734 | 14 |
| Decrease (increase) in other assets | 23 | 107 | (1,459) |
| Acquisition of subsidiary, net | (45,716) | – | (47,124) |
| Net cash used in investing activities | (75,011) | (20,643) | (69,070) |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of long-term debt | – | 170,000 | 32,000 |
| Principal payments of long-term debt | – | (85,000) | (29,880) |
| Principal payments of capital lease obligations | (1,278) | (434) | – |
| Payment of debt issue costs | – | (4,535) | – |
| Issuance of common stock | 1,205 | 868 | 476 |
| Net repurchase of treasury stock | (95) | (179) | – |
| Net cash provided by financing activities | (168) | 80,720 | 2,596 |
| Net (decrease) increase in cash and cash equivalents | (30,013) | 114,878 | (38,664) |
| Cash and cash equivalents, beginning of year | 119,486 | 4,608 | 43,272 |
| Cash and cash equivalents, end of year | $ 89,473 | $ 119,486 | $ 4,608 |

The accompanying notes are an integral part of these consolidated financial statements

## WILSON GREATBATCH TECHNOLOGIES, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(In thousands)

| | Common Stock | | Additional Paid in Capital | Deferred Stock Based Compensation | Treasury Stock | | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | Shares | Amount | | | |
| Balance, December 31, 2001 | 20,983 | 21 | 200,880 | – | 195 | (3,122) | (8,935) | – | 188,844 |
| Exercise of stock options | 67 | – | 519 | – | – | – | – | – | 519 |
| Shares contributed to ESOP | – | – | 761 | – | (140) | 2,254 | – | – | 3,015 |
| Common stock issuance expenses | – | – | (39) | – | – | – | – | – | (39) |
| Reissuance of treasury stock | – | – | 9 | – | (1) | 5 | – | – | 14 |
| Tax benefit of stock option exercises | – | – | 149 | – | – | – | – | – | 149 |
| Net income | – | – | – | – | – | – | 14,361 | – | 14,361 |
| Balance, December 31, 2002 | 21,050 | 21 | 202,279 | – | 54 | (863) | 5,426 | – | 206,863 |
| Shares contributed to ESOP | 90 | – | 2,804 | – | (54) | 863 | – | – | 3,667 |
| Exercise of stock options | 77 | – | 868 | – | – | – | – | – | 868 |
| Stock-based compensation | 14 | – | – | 583 | – | – | – | – | 583 |
| Restricted stock issued | – | – | 1,768 | (1,768) | – | – | – | – | – |
| Tax benefit of stock option exercises | – | – | 250 | – | – | – | – | – | 250 |
| Purchase of treasury stock | – | – | – | – | 5 | (179) | – | – | (179) |
| Net income | – | – | – | – | – | – | 23,288 | – | 23,288 |
| Balance, December 31, 2003 | 21,231 | 21 | 207,969 | (1,185) | 5 | (179) | 28,714 | – | 235,340 |
| Exercise of stock options | 100 | – | 1,200 | – | – | – | – | – | 1,200 |
| Shares contributed to ESOP | 66 | – | 2,571 | – | (4) | 152 | – | – | 2,723 |
| Restricted stock issued | – | – | 349 | (349) | – | – | – | – | – |
| Tax benefit of stock option exercises | – | – | 123 | – | – | – | – | – | 123 |
| Restricted stock forfeitures | – | – | (85) | 85 | – | – | – | – | – |
| Stock-based compensation | 14 | – | 4 | 616 | (1) | 27 | – | – | 647 |
| Purchase of treasury stock | – | – | – | – | 5 | (95) | – | – | (95) |
| Net income | – | – | – | – | – | – | 16,257 | – | 16,257 |
| Unrealized losses on available-for-sale securities | – | – | – | – | – | – | – | (18) | (18) |
| Total comprehensive income | – | – | – | – | – | – | – | – | 16,239 |
| Balance, December 31, 2004 | 21,411 | 21 | 212,131 | (833) | 5 | (95) | 44,971 | (18) | 256,177 |

The accompanying notes are an integral part of these consolidated financial statements

### 1. DESCRIPTION OF BUSINESS

**The Company** - The consolidated financial statements include the accounts of Wilson Greatbatch Technologies, Inc. and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

**Nature of Operations** - The Company operates in two reportable segments–Implantable Medical Components ("IMC") and Electrochem Power Solutions ("EPS"). The IMC segment designs and manufactures batteries, capacitors, filtered feedthroughs, engineered components and enclosures used in IMDs. The EPS segment designs and manufactures high performance batteries and battery packs for use in oil and gas exploration, oceanographic equipment and aerospace.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Financial Statement Year End** - The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Friday nearest December 31st. For clarity of presentation, the Company describes all periods as if the year-end is December 31st. Fiscal 2002 included 53 weeks.

**Cash and Cash Equivalents** - Cash and cash equivalents consist of cash and highly liquid, short-term investments with maturities at the time of purchase of three months or less.

**Short-term Investments** - Short-term investments are comprised of municipal bonds acquired with maturities that exceed three months and are less than one year at the time of acquisition and equity securities classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gain or loss, net of tax, reported in other comprehensive income. Securities that the Company has the ability and positive intent to hold to maturity are accounted for as held-to-maturity securities and are carried at amortized cost. The cost of securities sold is based on the specific identification method. Unrealized losses considered to be other than temporary during the period are recognized in current earnings.

**Fair Value of Financial Instruments** – The carrying amount of financial instruments, including cash and cash equivalents, trade receivables and accounts payable, approximated their fair value as of December 31, 2004 and 2003 because of the relatively short maturity of these instruments.

**Inventories** - Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market.

**Assets Available for Sale** - Assets available for sale are accounted for at the lower of the carrying amount or each asset's estimated fair value less costs to sell. Fair value is determined at prevailing market conditions or appraisals as needed. At December 31, 2003, the Company classified its Amherst, NY facility as held for sale. The Company recorded impairment for $0.06 million for the year ended December 31, 2004. The Company continues to pursue disposition of its held for sale asset, however there can be no assurance if or when a sale will be completed or whether such sale will be completed on terms that will enable the Company to realize the full carrying value of the asset.

**Property, Plant and Equipment** - Property, plant and equipment is carried at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets, which are as follows: buildings and building improvements 7-40 years; machinery and equipment 3-10 years; office equipment 3-10 years; and leasehold improvements over the remaining lives of the improvements or the lease term, if less.
—The cost of repairs and maintenance is charged to expense as incurred; renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is recorded in income or expense.

**Intangible Assets** – Acquired intangible assets apart from goodwill and trademark and names consist primarily of patented and unpatented technology. The Company continues to amortize its definite-lived assets on a straight-line basis over their estimated useful lives as follows: patented technology, 8-17 years; unpatented technology, 5-15 years; and other intangible assets, 3-10 years.

**Impairment of Long-lived Assets** – The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors that are considered in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. Recoverability potential is measured by comparing the carrying amount of the asset to the related total future undiscounted cash flows. If an asset's carrying value is not recoverable through related cash flows, the asset is considered to be impaired. Impairment is measured by comparing the asset's carrying amount to its fair value, based on the best information available, including market prices or discounted cash flow analysis. When it is determined that useful lives of assets are shorter than originally estimated, and there are sufficient cash flows to support the carrying value of the assets, the rate of depreciation is accelerated in order to fully depreciate the assets over their new shorter useful lives. There was no impairment of long-lived assets in 2002, 2003 or 2004.

**Goodwill** – Goodwill and trademark and names are not amortized but are periodically tested for impairment.

—The Company assesses goodwill for impairment by comparing the fair value of the reporting units to their carrying amounts on an annual basis, or more frequently if certain events occur or circumstances change, to determine if there is potential impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Fair values for goodwill are determined based on discounted cash flows, market multiples or appraised values as appropriate. The Company has determined that, based on the goodwill impairment test, no impairment of goodwill and other indefinite-lived intangible assets has occurred. Note 17 – Business Segment information contains an analysis of goodwill by segment.

**Concentration of Credit Risk** - Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables. A significant portion of the Company's sales are to three customers, all in the medical device industry, and, as such, the Company is directly affected by the condition of those customers and that industry. However, the credit risk associated with trade receivables is minimal due to the Company's stable customer base. The Company maintains cash deposits with major banks, which from time to time may exceed federally insured limits. Note 17 – Business Segment information contains an analysis of sales and accounts receivable for the Company's significant customers.

**Allowance for Doubtful Accounts** - The Company provides credit, in the normal course of business, to its customers. The Company also maintains an allowance for doubtful customer accounts and charges actual losses against this allowance when incurred.

**Income Taxes** - The Company provides for income taxes using the liability method whereby deferred tax liabilities and assets are recognized for changes in deferred tax assets and liabilities determined based upon the changes in differences between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities as measured by the enacted tax rates that management estimates will be in effect when the differences reverse. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

**Revenue Recognition** - Revenue from the sale of products is recognized at the time product is shipped to customers and title passes. The Company allows customers to return defective or damaged products for credit, replacement, or exchange. Revenue is recognized as the net amount to be received after deducting estimated amounts for product returns and allowances. The Company includes shipping and handling fees billed to customers in Sales. Shipping and handling costs associated with inbound freight are generally recorded in Cost of Goods Sold.

**Product Warranties** – The Company generally warrants that its products will meet customer specifications and will be free from defects in materials and workmanship. The Company accrues its estimated exposure to warranty claims based upon recent historical experience and other specific information as it becomes available.

**Research and Development** – Research and development costs are expensed as incurred.

**Engineering Costs** – Engineering expenses are expensed as incurred. Cost reimbursements for engineering services from customers for whom the Company designs products are recorded as an offset to engineering costs upon achieving development milestones specified in the contracts.

—Net research, development and engineering costs are as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Research and development costs | $15,760 | $ 9,446 | $ 7,156 |
| Engineering costs | 6,729 | 8,649 | 8,882 |
| Less cost reimbursements | (4,013) | (1,104) | (1,598) |
| Engineering costs, net | 2,716 | 7,545 | 7,284 |
| Total research and development and engineering costs, net | $18,476 | $16,991 | $14,440 |

**Stock-Based Compensation** - The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). As permitted in that standard, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and related interpretations.

—The Company has determined the pro forma information as if the Company had accounted for stock options granted under the fair value method of SFAS No. 123. The Black-Scholes option pricing model was used with the following weighted average assumptions. These pro forma calculations assume the common stock is freely tradable for all years presented and, as such, the impact is not necessarily indicative of the effects on reported net income of future years.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Risk-free interest rate | 3.62% | 2.75% | 3.79% |
| Expected volatility | 52% | 55% | 55% |
| Expected life (in years) | 5 | 5 | 5 |
| Expected dividend yield | 0% | 0% | 0% |

—The Company's net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each year is as follows (in thousands except per share data):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Net income as reported | $ 16,257 | $23,288 | $14,361 |
| Stock based employee compensation cost included in net income as reported | $ 2,250 | $ 2,311 | $ 2,512 |
| Stock-based employee compensation cost determined using the fair value based method, net of related tax effects | $ 4,635 | $ 4,054 | $ 2,972 |
| Pro forma net income | $ 13,872 | $21,545 | $13,901 |
| Net earnings per share: | | | |
| Basic - as reported | $ 0.76 | $ 1.10 | $ 0.69 |
| Basic - pro forma | $ 0.65 | $ 1.02 | $ 0.66 |
| Diluted - as reported | $ 0.75 | $ 1.05 | $ 0.68 |
| Diluted - pro forma | $ 0.66 | $ 0.98 | $ 0.65 |

**Earnings Per Share** - Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by adjusting for common stock equivalents, which consist of stock options and unvested restricted stock. Holders of our convertible notes may convert them into shares of the Company's common stock under certain circumstances (see Note 9 – Debt for a description of our convertible subordinated notes).

—The Company adopted Emerging Issues Task Force ("EITF") Issue 04-08, The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share, in the fourth quarter of 2004. Under EITF 04-08, we must include the effect of the conversion of our convertible subordinated notes in the calculation of diluted earnings per share using the if-converted method as long as the effect is dilutive. For computation of earnings per share under conversion conditions, the number of diluted shares outstanding increases by the amount of shares that are potentially convertible during that period. Also, net income is adjusted for the calculation to add back interest expense on the convertible notes as well as deferred financing fees amortization recorded during the period.

—The following table reflects the calculation of basic and diluted earnings per share (in thousands, except per share amounts):

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Numerator for basic earnings per share: | | | |
| Income from continuing operations | $ 16,257 | $ 23,288 | $ 14,361 |
| Effect of dilutive securities: | | | |
| Interest expense on convertible notes and related deferred financing fees, net of tax | 3,027 | 1,881 | – |
| Numerator for diluted earnings per share | $ 19,284 | $ 25,169 | $ 14,361 |
| Denominator for basic earnings per share: | | | |
| Weighted average shares outstanding | 21,358 | 21,149 | 20,941 |
| Effect of dilutive securities: | | | |
| Convertible notes | 4,219 | 2,492 | – |
| Stock options and unvested restricted stock | 182 | 385 | 286 |
| Dilutive potential common shares | 4,401 | 2,877 | 286 |
| Denominator for diluted earnings per share | 25,759 | 24,026 | 21,227 |
| Basic earnings per share | $ 0.76 | $ 1.10 | $ 0.69 |
| Diluted earnings per share | $ 0.75 | $ 1.05 | $ 0.68 |

**Comprehensive Income** - Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by owners and distribution to owners. For 2003 and 2002, the Company's only component of comprehensive income is its net income. For 2004, the Company's comprehensive income includes net income and unrealized losses on available-for-sale securities.

**Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of sales and expenses during the reporting period. Actual results could differ materially from those estimates.

**Supplemental Cash Flow Information**
(in thousands):

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Cash paid during the year for: | | | |
| Interest | $ 4,586 | $ 3,740 | $ 3,092 |
| Income taxes | 318 | 5,674 | 6,055 |
| Noncash investing and financing activities: | | | |
| Acquisition of property utilizing capitalized leases | $ 1,159 | $ 2,212 | $ – |
| Common stock contributed to ESOP | 2,723 | 3,667 | 3,019 |

**Recent Accounting Pronouncements** — In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R)"). This statement is a revision of SFAS 123, Accounting for Stock-Based Compensation, and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award, or over the period that a performance measure is expected to be met. The Company will adopt SFAS 123(R) on July 2, 2005, requiring compensation cost to be recorded as expense for the portion of the outstanding unvested awards, based on the grant-date fair value of those awards calculated using the Black-Scholes option pricing model currently used under SFAS 123 for proforma disclosures. Based on unvested options currently outstanding, the effect of adopting SFAS 123(R) will reduce the

Company's net income by approximately $1.4 million in the second half of 2005.

—In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 ("SFAS No. 151"). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The company does not expect that adoption of SFAS No. 151 will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

## 3. ACQUISITIONS

—During 2002 and 2004, the Company completed two acquisitions as follows:

- Globe Tool and Manufacturing Company, Inc. ("Globe"), a manufacturer of precision titanium enclosures for implantable medical devices. Globe was acquired to further broaden our product offering to include enclosures.
- NanoGram Devices Corporation ("NanoGram"), a materials research and development company focused on developing nanoscale materials for implantable medical devices. NanoGram was acquired to further broaden our materials science expertise. NanoGram utilizes nanomaterials synthesis technology in the development of battery and medical device applications.

—These acquisitions have been accounted for using the purchase method of accounting and accordingly, the results of the operations of these acquisitions have been included in the consolidated financial statements from the date of acquisition.

—Acquisition information (in thousands):

| | Acquired Company | |
|---|---|---|
| | **Globe** | **NanoGram** |
| Acquisition date | July 9, 2002 | March 16, 2004 |
| **Purchase price:** | | |
| Cash paid | $ 46,637 | $ 45,000 |
| Transaction cost | 487 | 716 |
| Total purchase price | $ 47,124 | $ 45,716 |
| **Purchase price allocation:** | | |
| Assets: | | |
| Cash | $ 923 | $ – |
| Accounts receivable | 1,558 | – |
| Refundable income tax | 2,427 | – |
| Inventories | 3,130 | – |
| Property and equipment | 8,490 | 562 |
| Other assets | 263 | 168 |
| Trademark and names | 1,760 | – |
| Patented and unpatented technology | 7,392 | 16,500 |
| Noncompete/employment agreements | 1,177 | – |
| Goodwill | 35,384 | 35,096 |
| Liabilities: | | |
| Accounts payable | 858 | 117 |
| Accrued payroll and related expenses | 3,036 | – |
| Other current liabilities | – | 718 |
| Deferred income taxes | 1,356 | 5,775 |
| Other liabilities | 10,130 | – |
| Total purchase price | $ 47,124 | $ 45,716 |

—Amounts disclosed for Globe as part of the purchase price allocation table have been expanded from prior year presentation to provide more information related to the significant assets and liabilities included in the acquisition.

—The NanoGram patented and unpatented technology is being amortized over 11.5 years. The goodwill is not deductible for tax purposes.

—The following unaudited pro forma summary presents the Company's consolidated results of operations for 2004 and 2003 as if the NanoGram acquisition had been consummated at January 1, 2003. The pro forma consolidated results of operations include certain pro forma adjustments, including the amortization of intangible assets and adjusted interest income.

| | December 31, | |
|---|---|---|
| In thousands except per share amounts: | 2004 | 2003 |
| Revenues | $ 200,119 | $ 216,365 |
| Net income | $ 15,195 | $ 19,344 |
| Net income per diluted share: | $ 0.71 | $ 0.89 |

—The proforma results are not necessarily indicative of those that would have actually occurred had the acquisitions taken place at the beginning of the periods presented.

## 4. SHORT-TERM INVESTMENTS

—Short-term investments at December 31, 2004 and 2003 consist of investments acquired with maturities that exceed three months and are less than one year at the time of acquisition and equity securities classified as available-for-sale securities. Short-term investments comprised the following (in thousands):

| | As of December 31, 2004 | | | |
|---|---|---|---|---|
| | Cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| Available-for-sale: | | | | |
| Equity Security | $ 276 | $ – | $ (18) | $ 258 |
| Held-to-maturity: | | | | |
| Municipal Bonds | 2,501 | – | 1 | 2,502 |
| Short-term investments | $ 2,777 | $ – | $ (17) | $ 2,760 |

| | As of December 31, 2003 | | | |
|---|---|---|---|---|
| | Cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| Available-for-sale: | | | | |
| Equity Security | $ – | $ – | $ – | $ – |
| Held-to-maturity: | | | | |
| Municipal Bonds | 11,559 | – | (1) | 11,558 |
| Short-term investments | $ 11,559 | $ – | $ (1) | $ 11,558 |

The municipal bonds have maturity dates ranging from January 2005 to April 2005.

## 5. INVENTORIES

—Inventories comprised the following (in thousands):

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Raw material | 14,053 | 11,688 |
| Work-in-process | 11,275 | 10,421 |
| Finished goods | 8,699 | 6,489 |
| Total | 34,027 | 28,598 |

## 6. PROPERTY, PLANT AND EQUIPMENT

—Property, plant and equipment comprised the following (in thousands):

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Manufacturing machinery *and equipment* | $ 57,781 | $ 53,313 |
| Buildings and building improvements | 16,285 | 15,380 |
| Information technology hardware and software | 8,950 | 7,384 |
| Leasehold improvements | 8,782 | 5,440 |
| Land and land improvements | 4,659 | 4,659 |
| Property under capital leases | 3,370 | – |
| Furniture and fixtures | 2,766 | 2,631 |
| Construction work in process | 32,129 | 8,595 |
| Other | 147 | 148 |
| | 134,869 | 97,550 |
| Less accumulated depreciation | (42,659) | (33,815) |
| Total | $ 92,210 | $ 63,735 |

—Depreciation expense for property and equipment, including property under capital leases, during 2004, 2003 and 2002 was approximately $10.1 million, $9.3 million, and $7.6 million, respectively.

## 7. INTANGIBLE ASSETS

—Intangible assets comprised the following (in thousands):

| As of December 31, 2004 | Gross carrying amount | Accumulated amortization | Net carrying Amount |
|---|---|---|---|
| Amortizing intangible assets: | | | |
| Patented technology | $ 21,462 | $ (10,137) | $ 11,325 |
| Unpatented technology | 30,886 | (6,525) | 24,361 |
| Other | 1,340 | (1,294) | 46 |
| | 53,688 | (17,956) | 35,732 |
| Unamortizing intangible assets: | | | |
| Trademark and names | 31,420 | (3,168) | 28,252 |
| Total intangible assets | $ 85,108 | (21,124) | $ 63,984 |

| As of December 31, 2003 | Gross carrying amount | Accumulated amortization | Net carrying Amount |
|---|---|---|---|
| Amortizing intangible assets: | | | |
| Patented technology | $ 21,462 | $ (8,536) | $ 12,926 |
| Unpatented technology | 15,335 | (5,549) | 9,786 |
| Other | 1,340 | (863) | 477 |
| | 38,137 | (14,948) | 23,189 |
| Unamortizing intangible assets: | | | |
| Trademark and names | 31,420 | (3,168) | 28,252 |
| Total intangible assets | $ 69,557 | $ (18,116) | $ 51,441 |

—Annual amortization expense is estimated to be $3.8 million for 2005 to 2008, and $3.2 million for 2009.

## 8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

—Accrued expenses and other current liabilities comprised the following (in thousands):

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Salaries and benefits | $ 5,805 | $ 5,170 |
| Profit sharing and bonuses | 6,796 | 9,589 |
| Other | 5,508 | 4,209 |
| Total | $ 18,109 | $ 18,968 |

## 9. DEBT

—Long-term debt comprised the following (in thousands):

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| 2.25% convertible subordinated notes, due 2013 | $ 170,000 | $ 170,000 |
| Capital lease obligations | 1,652 | 1,778 |
| | 171,652 | 171,778 |
| Less current portion | (1,000) | (850) |
| Total long-term debt | $ 170,652 | $ 170,928 |

### Convertible Subordinated Notes

—In May 2003, the Company completed a private placement of contingent convertible subordinated notes totaling $170.0 million, due 2013. In November 2003 the Company had a Registration Statement with the Securities and Exchange Commission declared effective with respect to these notes and the underlying common stock. The notes bear interest at 2.25 percent per annum, payable semiannually. Beginning with the six-month interest period commencing June 15, 2010, the Company will pay additional contingent interest during any six-month interest period if the trading price of the notes for each of the five trading days immediately preceding the first day of the interest period equals or exceeds 120% of the principal amount of the notes.

—Holders may convert the notes into shares of the Company's common stock at a conversion rate of 24.8219 shares per $1,000 principal amount of notes, subject to adjustment, before the close of business on June 15, 2013 only under the following circumstances: (1) during any fiscal quarter commencing after July 4, 2003, if the closing sale price of the Company's common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding fiscal quarter; (2) subject to certain exceptions, during the five business days after any five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each day of such period was less than 98% of the product of the closing sale price of the Company's common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; (3) if the notes have been called for redemption; or (4) upon the occurrence of certain corporate events.

—Beginning June 20, 2010, the Company may redeem any of the notes at a redemption price of 100% of their principal amount, plus accrued interest. Note holders may require the Company to repurchase their notes on June 15, 2010 or at any time prior to their maturity following a fundamental change at a repurchase price of 100% of their principal amount, plus accrued interest. The notes are subordinated in right of payment to all of our senior indebtedness and effectively subordinated to all debts and other liabilities of our subsidiaries.

—Concurrent with the issuance of the notes, the Company used approximately $72.5 million of the proceeds from this private placement to pay off the term loan. Debt issuance expenses totaled $4.5 million and are being amortized using the effective yield method over a seven-year term.

—The fair-value of the convertible subordinated notes as of December 31, 2004 was $154.7 million based on quoted market prices.

### Capital Lease Obligations

—The Company leases assets under non-cancelable lease arrangements. As of December 31, 2004, future minimum lease payments under capital leases are as follows:

| (In thousands) | Amount |
|---|---|
| 2005 | $ 1,031 |
| 2006 | 659 |
| Total minimum lease payments | 1,690 |
| Less imputed interest | (38) |
| Present value of minimum lease payments | 1,652 |
| Less current portion | (1,000) |
| Long-term capital lease obligations | $ 652 |

—The fair-value of the capital leases as of December 31, 2004 was $1.6 million based on interest rates in effect at year-end.

**Revolving Line of Credit**

—As of December 31, 2004 the Company had no balance outstanding on its $20.0 million committed revolving line of credit. The revolving line of credit continues to be available to the Company for future borrowing and matures on July 1, 2005. The revolving line of credit is secured by the Company's accounts receivable and inventories and requires the Company to comply with various quarterly financial covenants, as defined, related to net earnings or loss before interest, taxes, depreciation, and amortization ("EBITDA"), and ratios of leverage, interest, fixed charges as they relate to EBITDA and funded debt to total capitalization. Interest rates under the revolving line of credit vary with the Company's leverage. The Company is required to pay a commitment fee of between .50% and .125% per annum on the unused portion of the revolving line of credit based on the Company's leverage.

## 10. EMPLOYEE BENEFIT PLANS

**Savings Plan** - The Company sponsors a defined contribution 401(k) plan, which covers substantially all of its employees. The plan provides for the deferral of employee compensation under Section 401(k) and a Company match. Net costs related to this defined contribution plan were approximately $0.9 million, $0.8 million and $0.7 million in 2004, 2003 and 2002, respectively.

**Employee Stock Ownership Plan** - The Company sponsored a non-leveraged Employee Stock Ownership Plan ("ESOP") and related trust prior to June 29, 2004. Effective June 29, 2004 the ESOP was merged into the 401(k) plan. Under the terms of the amended 401(k) plan document there is an annual defined contribution equal to five percent of each employee's eligible annual compensation. This contribution is contributed to the 401(k) plan in the form of Company stock. Compensation cost recognized for the defined contribution in Company stock was approximately $2.7 million, $2.7 million, and $2.3 million in 2004, 2003 and 2002, respectively.

—As of December 31, 2004, the 401(k) Plan held 499,430 shares of WGT stock and there were 121,743 committed-to-be released shares for the plan, which equals the estimated number of shares to settle the liability based on the closing market price of the shares at December 31, 2004. The final number of shares contributed to the plan was 153,268, computed based on the closing market price of the shares on the actual contribution date of February 22, 2005, with an adjustment for forfeitures remaining in the plan.

**Education Assistance Program** - The Company reimburses tuition, textbooks and laboratory fees for college or other lifelong learning programs for all of its employees. The Company also reimburses college tuition for the dependent children of its full-time employees. For certain employees, the dependent children benefit vests on a straight-line basis over ten years. Minimum academic achievement is required in order to receive reimbursement under both programs. Aggregate expenses under the programs were approximately $0.8 million, $0.7 million, and $0.6 million in 2004, 2003 and 2002, respectively.

## 11. STOCK OPTION PLANS

—The Company has stock option plans that provide for the issuance of nonqualified and incentive stock options to employees of the Company. The Company's 1997 Stock Option Plan ("1997 Plan") authorizes the issuance of options to purchase up to 480,000 shares of the Company's common stock. The stock options generally vest over a five-year period and may vary depending upon the achievement of earnings targets. The stock options expire 10 years from the date of the grant. Stock options are granted at exercise prices equal to or greater than the fair market value of the Company's common stock at the date of the grant.

—The Company's 1998 Stock Option Plan ("1998 Plan") authorizes the issuance of nonqualified and incentive stock options to purchase up to 1,220,000 shares the Company's common stock, subject to the terms of the plan. The stock options vest over a three to five year period and may vary depending upon the achievement of earnings targets. The stock options expire 10 years from the date of the grant. Stock options are granted at exercise prices equal to or greater than the fair value of the Company's common stock at the date of the grant.

—The Company has a stock option plan that provides for the issuance of nonqualified stock options to Non-Employee Directors (the "Director Plan"). The Director Plan authorizes the issuance of nonqualified stock options to purchase up to 100,000 shares of the Company's common stock from its treasury, subject to the terms of the plan. The stock options vest over a three-year period. The stock options expire 10 years from the date of grant. Stock options are granted at exercise prices equal to or greater than the fair value of the Company's common stock at the date of the grant.

—As of December 31, 2004, options for 430,183 shares were available for future grants under the plans. The weighted average remaining contractual life is seven years.

—A summary of the transactions under the 1997 Plan, 1998 Plan, and the Director Plan for 2002, 2003 and 2004 follows:

| | Option Activity | Weighted Average Exercise Price | Weighted Average Grant Date Fair Value |
|---|---|---|---|
| Options outstanding at December 31, 2001 | 666,319 | $ 11.38 | |
| Options granted | 344,774 | 24.97 | $ 12.22 |
| Options exercised | (67,783) | 7.77 | |
| Options forfeited | (67,661) | 12.78 | |
| Options outstanding at December 31, 2002 | 875,649 | $ 16.92 | |
| Options granted | 377,360 | 33.28 | $ 16.51 |
| Options exercised | (77,094) | 11.14 | |
| Options forfeited | (23,015) | 25.20 | |
| Options outstanding at December 31, 2003 | 1,152,900 | $ 22.50 | |
| Options granted | 288,516 | 25.97 | $ 12.62 |
| Options exercised | (99,774) | 12.51 | |
| Options forfeited | (91,788) | 28.65 | |
| Options outstanding at December 31, 2004 | 1,249,854 | $ 23.68 | |
| Options exercisable at: | | | |
| December 31, 2002 | 451,037 | 12.09 | |
| December 31, 2003 | 657,452 | 17.39 | |
| December 31, 2004 | 824,453 | 21.59 | |

—The following table provides detail regarding the options outstanding and exercisable at December 31, 2004.

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $5.00 | 165,605 | 2.8 | $ 5.00 | 165,604 | $ 5.00 |
| $15.00 - 21.35 | 241,845 | 6.3 | 16.16 | 163,591 | 15.64 |
| $23.85 - 35.70 | 760,706 | 8.2 | 28.63 | 472,381 | 28.67 |
| $37.36 - 42.57 | 81,698 | 8.9 | 37.79 | 22,877 | 37.82 |
| | 1,249,854 | 7.1 | $ 23.68 | 824,453 | $ 21.59 |

## 12. RESTRICTED STOCK PLAN

—On November 15, 2002, the Company's Board of Directors approved the Restricted Stock Plan under which stock awards may be granted to employees. The Plan received shareholder approval at the Annual Meeting of Stockholders held on May 9, 2003. The number of shares that are reserved and may be issued under the plan cannot exceed 200,000. The Compensation and Organization Committee of the Company's Board of Directors determines the number of shares that may be granted under the plan. Restricted stock awards are either time-vested or performance-vested based on the terms of each individual award agreement. Time-vested restricted stock vests 50% on the first anniversary of the date of the award and 50% on the second anniversary of the date of the award. Performance-vested restricted stock vests upon the achievement of certain annual diluted earnings per share targets by the company, or the seventh anniversary date of the award.

—A summary of the transactions under the Restricted Stock Plan for 2003 and 2004 follows:

| | Restricted Stock Activity | Weighted Average Grant Date Fair Value |
|---|---|---|
| Restricted stock outstanding at December 31, 2002 | | |
| Shares granted | 50,400 | $ 35.08 |
| Shares vested | (13,500) | |
| Shares forfeited | – | |
| Restricted stock outstanding at December 31, 2003 | 36,900 | |
| Shares granted | 19,100 | $ 18.29 |
| Shares vested | (13,500) | |
| Shares forfeited | (2,200) | |
| Restricted stock outstanding at December 31, 2004 | 40,300 | |

—Unamortized deferred compensation expense with respect to the restricted stock grants amounted to $0.8 million and $1.2 million at December 31, 2004 and 2003, respectively. The deferred compensation is being amortized based on the vesting schedules attributable to the underlying restricted stock grants. Compensation expense of $0.6 million was recognized during 2004 and 2003.

## 13. OTHER OPERATING EXPENSE

—During second quarter 2004, there were two charges included in other operating expense in the Company's Condensed Consolidated Statement of Operations.

**Patent acquisition.** The Company recorded a $2.0 million pre-tax charge associated with the acquisition of certain patents during the quarter. The acquired patents cover how wet tantalum capacitors are used in an Impantable Cardioverter Defibrillator ("ICD"). Although the Company believed that the patents could have been successfully challenged in court proceedings prior to the acquisition, a decision was made to acquire the patents and remove this as a potential obstacle for existing customers to more fully adopt wet tantalum technology and for potential customers to initially adopt the technology. The Company had a prior legal opinion that in effect concluded the patents were not valid, therefore the Company believes it is appropriate to record the $2.0 million acquisition cost in accordance with its economic substance as a period expense. This expense is included in year to date other operating expense for IMC.

**Severance charges.** In response to a reduction in forecasted sales for the year, the Company implemented a 7% workforce reduction during June, which resulted in a severance charge of $0.8 million during the second quarter. The severance charges during the second quarter 2004 were $0.6 million and $0.1 million for IMC and EPS, respectively. The remaining $0.1 million related to corporate employees and is included in year to date unallocated operating expenses. There is no remaining accrued severance as of December 31, 2004 related to this event as all amounts have been paid.

## 14. INCOME TAXES

—The provision (benefit) for income taxes comprised the following (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Current: | | | |
| Federal | $ (4,620) | $ 4,820 | $ 2,573 |
| State | (125) | 630 | 266 |
| | (4,745) | 5,450 | 2,839 |
| Deferred: | | | |
| Federal | 8,818 | 7,363 | 4,137 |
| State | 3,402 | (2,785) | (372) |
| | 12,220 | 4,578 | 3,765 |
| Provision for income taxes | $ 7,475 | $ 10,028 | $ 6,604 |

—The tax effect of major temporary differences that give rise to the Company's net deferred tax accounts are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Depreciation | $ (6,023) | $ (4,776) |
| Contingent interest on convertible notes | (7,194) | (2,575) |
| Amortization of intangible assets | (12,843) | (1,118) |
| Tax credits | 1,996 | 2,779 |
| Accrued expenses and deferred compensation | 2,007 | 2,226 |
| Inventory valuation | 2,138 | 1,745 |
| Investments | 579 | 565 |
| Net operating loss carryforwards | 699 | 433 |
| Other | – | 94 |
| Net deferred tax (liability) asset | (18,641) | (627) |
| Less valuation allowance | (2,766) | (565) |
| Net deferred tax (liability) asset | $ (21,407) | $ (1,192) |

—As of December 31, 2004, the Company has available $1.1 million of state net operating loss carryforwards that begin to expire in 2018 and $3.1 million of federal and state tax credit carryforwards that begin expiring in 2013.

—In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the consideration of the weight of both positive and negative evidence, management has determined that it is more likely than not that portions of the deferred tax assets remaining at December 31, 2004 related to the valuation of an investment and certain state investment tax credits and NOLs will not be realized. The valuation allowance increase related to the allowance for the state investment tax credits and NOLs was $2.2 million and the valuation allowance increase related to investments was $0.01 million.

—The provision for income taxes differs in each of the years from the federal statutory rate due to the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Statutory rate | 35.0% | 35.0% | 35.0% |
| State taxes, net of federal benefit | (1.5) | 2.0 | 3.3 |
| Permanent items | (7.2) | (6.8) | – |
| Federal and state tax credits | (3.3) | (2.1) | (10.7) |
| State net operating losses | (0.9) | – | – |
| Valuation allowance | 9.3 | – | 2.7 |
| Other | 0.1 | 2.0 | 1.2 |
| Effective tax rate | 31.5% | 30.1% | 31.5% |

—In 2004, 2003, and 2002, 43,911, 39,090, and 27,608 shares of common stock, respectively, were issued through the exercise of non-qualified stock options or through the disqualifying disposition of incentive stock options. The total tax benefit to the Company from these transactions, which is credited to additional paid-in capital rather than recognized as a reduction of income tax expense, was $0.1 million, $0.3 million, and $0.1 million in 2004, 2003, and 2002, respectively. These tax benefits have also been recognized in the consolidated balance sheet as a reduction of current income taxes payable.

## 15. CAPITAL STOCK

—The authorized capital stock of the Company consists of 100,000,000 shares of common stock, $.001 par value per share and 100,000,000 shares of preferred stock, $.001 par value per share. There are no preferred shares issued or outstanding. There were 21,410,319 and 21,231,121 shares issued in 2004 and 2003, respectively. There were 21,405,640 and 21,226,357 shares outstanding in 2004 and 2003, respectively.

## 16. COMMITMENTS AND CONTINGENCIES

**Litigation** – The Company is a party to various legal actions arising in the normal course of business. While the Company does not believe that the ultimate resolution of any such pending activities will have a material adverse effect on its consolidated results of operations, financial position, or cash flows, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact in the period in which the ruling occurs.

—During 2002, a former non-medical customer commenced an action alleging that the Company had used proprietary information of the customer to develop certain products. We have meritorious defenses and are vigorously defending the case. No accrual for an adverse judgment has been made as such outcome is not deemed probable, the potential risk of loss is between $0.0 and $1.7 million.

**License agreements** - The Company is a party to various license agreements through 2018 for technology that is utilized in certain of its products. The most significant of these is an agreement to license the basic technology used for wet tantalum capacitors. The initial payment under the original agreement was $0.8 million and was fully amortized in 2002. The company is required to pay royalties based on agreed upon terms through August 2014.

—Expenses related to license agreements were $1.3 million, $1.5 million, and $1.4 million, for 2004, 2003, and 2002, respectively.

**Product Warranties** - The change in aggregate product warranty liability for the year ended December 31, 2004, is as follows (in thousands):

| | |
|---|---|
| Beginning balance | $ 313 |
| Additions to warranty reserve | 781 |
| Warranty claims paid | (168) |
| Ending balance | $ 926 |

**Operating Leases** - The Company is a party to various operating lease agreements for buildings, equipment and software. The Company incurred operating lease expense of $2.2 million, $1.7 million, and $0.9 million, in 2004, 2003 and 2002, respectively.

—If all lease extension options are exercised as expected by the Company, minimum future annual operating lease payments are $2.4 million in 2005; $1.7 million in 2006; $1.1 million in 2007; $0.8 million in 2008; and $0.9 million in 2009 and $4.6 million thereafter.

**Workers' Compensation Trust** – In Western New York, the Company is a member of a group self-insurance trust that provides workers' compensation benefits to eligible employees of the Company and other group member employers. For locations outside of Western New York, the Company utilizes traditional insurance relationships to provide workers' compensation benefits. Under the terms of the Trust, the Company makes annual contributions to the Trust based on reported salaries paid to the employees using a rate based formula. Based on actual experience, the Company could receive a refund or be assessed additional contributions. For financial statement purposes, no amounts have been recorded for any refund or additional assessment since the Trust has not informed the Company of any such adjustments. Under the trust agreement, each participating organization has joint and several liability for trust obligations if the assets of the trust are not sufficient to cover its obligation. The Company does not believe that it has any current obligations under the joint and several liability.

**Purchase Commitments** - Contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are normally based on our current manufacturing needs and are fulfilled by our vendors within short time horizons. We enter into blanket orders with vendors that have preferred pricing and terms, however these orders are normally cancelable by us without penalty. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements in the short-term. We also enter into contracts for outsourced services; however, the obligations under these contracts were not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

**Capital Expenditures** – During 2004, the Company commenced the build out of its medical battery and capacitor manufacturing facility in Alden, NY and its value-add manufacturing facility in Tijuana, Mexico. These facilities will enable the Company to further consolidate its operations and implement state of the art manufacturing capabilities at both locations. The contractual obligations for construction of these facilities is $10.0 million and will be financed by existing, or internally generated cash.

## 17. BUSINESS SEGMENT INFORMATION

—The Company operates its business in two reportable segments: Implantable Medical Components ("IMC") and Electrochem Power Solutions ("EPS"). The IMC segment designs and manufactures critical components used in implantable medical devices. The principal components are batteries, capacitors, filtered feedthroughs, enclosures and precision components. The principal medical devices are pacemakers, defibrillators and neurostimulators. The EPS segment designs and manufactures high performance batteries and battery packs; principal markets for these products are for oil and gas exploration, oceanographic equipment, and aerospace.

—The Company defines segment income from operations as gross profit less costs and expenses attributable to segment-specific selling, general and administrative, research, development and engineering expenses, intangible amortization and other operating expenses. Segment income also includes a portion of non-segment specific selling, general and administrative, and research, development and engineering expenses based on allocations appropriate to the expense categories. In 2002, segment income did not include any non-segment specific selling, general and administrative and research, development and engineering expenses. The change in 2003 to allocate these expenses is not reflected in the 2002 calculation of segment income from operations because it is impractical to do so. The remaining unallocated operating expenses along with other income and expense are not allocated to reportable segments. Transactions between the two segments are not significant. The accounting policies of the segments are the same as those described and referenced in Note 2.

—An analysis and reconciliation of the Company's business segment information to the respective information in the consolidated financial statements is as follows (dollars in thousands):

| | Year Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Sales: | | | |
| **IMC** | | | |
| Medical batteries: | | | |
| ICD batteries | $ 35,646 | $ 41,494 | $ 28,518 |
| Pacemakers and other batteries | 19,494 | 24,578 | 21,692 |
| ICD capacitors | 21,981 | 31,668 | 24,679 |
| Feedthroughs | 47,387 | 48,257 | 36,378 |
| Enclosures | 21,709 | 24,742 | 10,845 |
| Other | 26,438 | 19,482 | 19,789 |
| Total IMC sales | 172,655 | 190,221 | 141,901 |
| **EPS** | 27,464 | 26,144 | 25,395 |
| Total sales | $200,119 | $216,365 | $167,296 |
| Segment income from operations: | | | |
| IMC | $ 28,950 | $ 43,504 | $ 40,969 |
| EPS | 8,005 | 4,374 | 8,262 |
| Total segment income from operations | 36,955 | 47,878 | 49,231 |
| Unallocated operating expenses | (10,015) | (9,678) | (23,325) |
| Operating income as reported | 26,940 | 38,200 | 25,906 |
| Unallocated other income and expense | (3,208) | (4,884) | (4,941) |
| Income before income taxes as reported | $ 23,732 | $ 33,316 | $ 20,965 |
| Depreciation and amortization: | | | |
| IMC | $ 11,683 | $ 10,809 | $ 10,090 |
| EPS | 877 | 854 | 807 |
| Total depreciation included in segment income from operations | 12,560 | 11,663 | 10,897 |
| Unallocated depreciation and amortization | 2,275 | 1,516 | 1,203 |
| Total depreciation and amortization | $ 14,835 | $ 13,179 | $ 12,100 |

The changes in the carrying amount of goodwill:

| | IMC | EPS | Total |
|---|---|---|---|
| Balance at December 31, 2003 | $116,955 | $ 2,566 | $119,521 |
| Goodwill recorded during the year | 35,096 | – | 35,096 |
| Adjustments recorded during the year | 2,155 | – | 2,155 |
| Balance at December 31, 2004 | $154,206 | $ 2,566 | $156,772 |

—Amounts disclosed for 2002 and 2003 in the above sales table have been expanded from previous filings to better coincide with our significant product lines.

| | Year Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Expenditures for tangible long-lived assets, excluding acquisitions: | | | |
| IMC | $ 33,537 | $ 6,924 | $ 6,616 |
| EPS | 664 | 693 | 1,119 |
| Total reportable segments | 34,201 | 7,617 | 7,735 |
| Unallocated long-lived tangible assets | 5,403 | 4,308 | 12,766 |
| Total expenditures | $ 39,604 | $ 11,925 | $ 20,501 |

| | December 31, 2004 | 2003 |
|---|---|---|
| Identifiable assets, net: | | |
| IMC | $335,380 | $250,642 |
| EPS | 20,690 | 20,817 |
| Total reportable segments | 356,070 | 271,459 |
| Unallocated assets | 123,868 | 166,784 |
| Total assets | $479,938 | $438,243 |

—Sales by geographic area are presented by attributing sales from external customers based on where the products are shipped.

| | Year Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Sales by geographic area: | | | |
| United States | $129,166 | $140,578 | $127,145 |
| Foreign countries | 70,953 | 75,787 | 40,151 |
| Consolidated sales | $200,119 | $216,365 | $167,296 |

| | December 31, 2004 | 2003 |
|---|---|---|
| Long-lived assets: | | |
| United States | $312,818 | $243,879 |
| Foreign countries | 4,641 | – |
| Consolidated long-lived assets | $317,459 | $243,879 |

—Three customers accounted for a significant portion of the Company's sales and accounts receivable as follows:

| | Sales | | | Accounts Receivable | |
|---|---|---|---|---|---|
| | Year Ended December 31, | | | December 31, | |
| | 2004 | 2003 | 2002 | 2004 | 2003 |
| Customer A | 36% | 46% | 41% | 27% | 31% |
| Customer B | 24% | 20% | 25% | 20% | 19% |
| Customer C | 10% | 7% | 5% | 9% | 5% |
| Total | 70% | 73% | 71% | 56% | 55% |

## 18. QUARTERLY SALES AND EARNINGS DATA–UNAUDITED

| | (In Thousands, except per share data) 4th Qtr. | 3rd Qtr. | 2nd Qtr. | 1st Qtr. |
|---|---|---|---|---|
| **2004** | | | | |
| Sales | $46,475 | $45,177 | $52,942 | $55,525 |
| Gross profit | 16,327 | 17,402 | 23,818 | 23,175 |
| Net income | 1,859 | 3,046 | 4,733 | 6,619 |
| Earnings per share - basic | 0.09 | 0.14 | 0.22 | 0.31 |
| Earnings per share - diluted | 0.09 | 0.14 | 0.21 | 0.28 |
| **2003** | | | | |
| Sales | $49,371 | $56,335 | $55,802 | $54,857 |
| Gross profit | 19,838 | 23,873 | 23,217 | 22,813 |
| Net income | 4,523 | 7,776 | 4,952 | 6,037 |
| Earnings per share - basic | 0.21 | 0.37 | 0.23 | 0.29 |
| Earnings per share - diluted | 0.21 | 0.34 | 0.23 | 0.28 |

### 19. SUBSEQUENT EVENTS - UNAUDITED

—On February 23, 2005 the Company announced its intent to consolidate its medical capacitor and its medical battery manufacturing operations, currently in Cheektowaga, NY, and the implantable medical battery manufacturing operations, currently in Clarence, NY, into the advanced power source manufacturing facility in Alden, NY. The Company will also consolidate the capacitor research, development and engineering operations from the Cheektowaga, NY, facility into the existing implantable medical battery research, development, and engineering operations in Clarence, NY.
—On March 7, 2005 the Company announced its intent to close its Carson City, NV facility and consolidate the work performed at Carson City into its Tijuana, Mexico facility.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

—None.

## ITEM 9A. CONTROLS AND PROCEDURES

**Disclosure Controls and Procedures**
—The management of Wilson Greatbatch Technologies, Inc. ("the Company"), under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2004 (the "Evaluation"). Based upon the Evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) are effective in ensuring that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this annual report was being prepared.

**Changes in Internal Control Over Financial Reporting**
—There were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the fourth fiscal quarter of 2004.

**Management's Report on Internal Control Over Financial Reporting**
—The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed and maintained under the supervision of its management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.
—As of December 31, 2004, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2004 is effective.
—Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by Deloitte & Touche LLP, the Company's independent registered public accounting firm, whose unqualified opinion on management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 is expressed in their report included herein.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors and Stockholders
Wilson Greatbatch Technologies, Inc.
Clarence, New York

–We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Wilson Greatbatch Technologies, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

–We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

–A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

–Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

–In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

–We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2004 of the Company and our report dated March 15, 2005 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte & Touche LLP

Buffalo, New York
March 15, 2005

## PART III

–Reference is made to the information responsive to the Items comprising this Part III contained in our definitive proxy statement for our 2004 Annual Meeting of Stockholders, which is incorporated by reference herein.

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

**(a) LIST OF DOCUMENTS FILED AS PART OF THIS REPORT**

**(1) FINANCIAL STATEMENTS**

The following consolidated financial statements of our company and report of the independent registered public accounting firm thereon are set forth below:

- Report of Independent Registered Public Accounting Firm.
- Consolidated Balance Sheet as of December 31, 2004 and 2003.
- Consolidated Statement of Operations for the years ended December 31, 2004, 2003 and 2002.
- Consolidated Statement of Cash Flows for the years ended December 31, 2004, 2003 and 2002.
- Consolidated Statement of Stockholders' Equity for the years ended December 31, 2004, 2003 and 2002.
- Notes to Consolidated Financial Statements.

**(2) FINANCIAL STATEMENT SCHEDULES**

The following financial statement schedule is included in this report on Form 10-K: Schedule II - Valuation and Qualifying Accounts.

**SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS (In Thousands)**

| Col. A Description | Col. B Balance at Beginning of Period | Col. C Additions: Charged to Costs & Expenses | Col. C Additions: Charged to Other Accounts-Describe | Col. D Deductions-Describe (2) | Col. E Balance at End of Period |
|---|---|---|---|---|---|
| **2004** | | | | | |
| Allowance for doubtful accounts | $ 426 | $ 5 | $ – | $ (26) | $ 405 |
| Valuation allowance for income taxes | $ 565 | $ 2,201 (1) | $ – | $ – | $ 2,766 |
| **2003** | | | | | |
| Allowance for doubtful accounts | $ 460 | $ 25 | $ – | $ (59) | $ 426 |
| Valuation allowance for income taxes | $ 565 | $ – | $ – | $ – | $ 565 |
| **2002** | | | | | |
| Allowance for doubtful accounts | $ 447 | $ 13 | $ – | $ – | $ 460 |
| Valuation allowance for income taxes | $ – | $ 565 (1) | $ – | $ – | $ 565 |

(1) Allowance recorded in the provision for income taxes.

(2) Accounts written off, net of collections on accounts receivable previously written off.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

## (3) EXHIBITS

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our registration statement on Form S-1 (File No. 333-37554)). |
| 3.2 | Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to our quarterly report on Form 10-Q for the quarterly period ended March 29, 2002). |
| 4.1 | Indenture for 2-1/4% Convertible Subordinated Debentures Due 2013 dated May 28, 2003 (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-3 (File No. 333-107667) filed on August 5, 2003). |
| 4.2 | Registration Rights Agreement dated May 28, 2003 by among us and the initial purchasers of the Debentures described above (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-3 (File No. 333-107667) filed on August 5, 2003). |
| 10.1# | 1997 Stock Option Plan (including form of "standard" option agreement and form of "special" option agreement) (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-1 (File No. 333-37554)). |
| 10.2# | 1998 Stock Option Plan (including form of "standard" option agreement, form of "special" option agreement and form of "non-standard" option agreement) (incorporated by reference to Exhibit 10.2 to our registration statement on Form S-1 (File No. 333-37554)). |
| 10.3# | Wilson Greatbatch Ltd. Equity Plus Plan Money Purchase Plan (incorporated by reference to Exhibit 10.3 to our registration statement on Form S-1 (File No. 333-37554)). |
| 10.4# | Wilson Greatbatch Ltd. Equity Plus Plan Stock Bonus Plan (incorporated by reference to Exhibit 10.4 to our registration statement on Form S-1 (File No. 333-37554)). |
| 10.5# | Non-Employee Director Stock Incentive Plan (incorporated by reference to Exhibit A to our definitive proxy statement on Schedule 14-A filed on April 22, 2002). |
| 10.6# | Employment Agreement, dated as of July 9, 1997, between Wilson Greatbatch Ltd. and Edward F. Voboril (incorporated by reference to Exhibit 10.5 to our registration statement on Form S-1 (File No. 333-37554)). |
| 10.7 | Amended and Restated Credit Agreement dated as of July 9, 2002 by and among Wilson Greatbatch Ltd., the lenders party thereto and Manufacturers and Traders Trust Company, as administrative agent (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K filed on July 24, 2002). |
| 10.8# | 2002 Restricted Stock Plan (incorporated by reference to Appendix B to our definitive proxy statement on Schedule 14A filed on April 9, 2003). |
| 10.9+ | Supply Agreement dated April 10, 2003, between Wilson Greatbatch Technologies, Inc. and Guidant/CRM (incorporated by reference to our Form 10-Q for the quarter ended April 4, 2003, filed May 16, 2003). |
| 10.10+* | Amendment No.1, dated October 8, 2004, to Supply Agreement dated April 10, 2003, between Wilson Greatbatch Technologies, Inc. and Guidant/CRM. |
| 10.11 | License Agreement, dated August 8, 1996, between Wilson Greatbatch Ltd. and Evans Capacitor Company (incorporated by reference to Exhibit 10.23 to our registration statement on Form S-1 (File No. 333-37554)). |

10.12+ Amendment No. 2, dated December 6, 2002, between Wilson Greatbatch Technologies, Ltd. and Evans Capacitor Company (incorporated by reference to Exhibit 10.18 to our annual report on Form 10-K for the year ended January 3, 2003).

10.13+ Supplier Partnering Agreement dated as of October 23, 2003, between Wilson Greatbatch Technologies, Inc. and Pacesetter, Inc., a St. Jude Medical Company (incorporated by reference to Exhibit 10.20 to our annual report on Form 10-K for the year ended January 2, 2004).

10.14+* Amendment No. 1 to Supplier Partnering Agreement dated as of October 23, 2003, between Wilson Greatbatch Technologies, Inc. and Pacesetter, Inc., d/b/a St. Jude Medical CRMD.

10.15+* Purchase Order for wet tantalum capacitors dated December 17, 2004, between Wilson Greatbatch Technologies, Inc. and Guidant Corporation and related documents.

10.16# Form of Change of Control Agreement, dated December 17, 2001, between Wilson Greatbatch Technologies, Inc. and each of Edward F. Voboril, Lawrence P. Reinhold, Larry T. DeAngelo, Thomas J. Hook, Thomas J. Mazza and Curtis F. Holmes (incorporated by reference to Exhibit 10.24 to our annual report on Form 10-K for the fiscal year ended December 28, 2001).

10.17#* Agreement dated March 31, 2003 between Wilson Greatbatch Technologies, Inc. and Larry T. DeAngelo.

10.18#* Employment Offer Letter dated May 29, 2002, and addendum dated June 7, 2002 between Wilson Greatbatch Technologies, Inc. and Lawrence P. Reinhold.

10.19#* Employment Offer Letter dated August 9, 2004, between Wilson Greatbatch Technologies, Inc. and Thomas J. Hook.

10.20#* Wilson Greatbatch Technologies, Inc. Directors Compensation Policy.

12.1* Ratio of Earnings to Fixed Charges - Unaudited.

21.1* List of subsidiaries.

23.1* Consent of Deloitte & Touche LLP.

31.1* Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act.

31.2* Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act.

32.1* Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1* Risks Related to our Business.

Portions of those exhibits marked "+" have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

* Filed herewith.

# Indicates exhibits that are management contracts or compensation plans or arrangements required to be filed pursuant to Item 14(c) of Form 10-K.

**SIGNATURES**

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2005 WILSON GREATBATCH TECHNOLOGIES, INC.

By /s/ Edward F. Voboril
Edward F. Voboril
President, Chief Executive Officer And
Chairman (Principal Executive Officer)

By /s/ Lawrence P. Reinhold
Lawrence P. Reinhold
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

By /s/ Thomas J. Mazza
Thomas J. Mazza
Vice President and Controller
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Edward F. Voboril<br>Edward F. Voboril | President, Chief Executive Officer, Chairman and Director (Principal Executive Officer) | March 15, 2005 |
| /s/ Pamela G. Bailey<br>Pamela G. Bailey | Director | March 15, 2005 |
| /s/ Joseph A. Miller, Jr.<br>Joseph A. Miller, Jr. | Director | March 15, 2005 |
| /s/ Bill R. Sanford<br>Bill R. Sanford | Director | March 15, 2005 |

| Signature | Title | Date |
| --- | --- | --- |
| /s/ Peter H. Soderberg<br>Peter H. Soderberg | Director | March 15, 2005 |
| /s/ Thomas S. Summer<br>Thomas S. Summer | Director | March 15, 2005 |
| /s/ William B. Summers, Jr.<br>William B. Summers, Jr. | Director | March 15, 2005 |
| /s/ John P. Wareham<br>John P. Wareham | Director | March 15, 2005 |

**Exhibit 31.1**

## CERTIFICATION

I, Edward F. Voboril, certify that:

1. I have reviewed this report on Form 10-K for the fiscal year ended December 31, 2004 of Wilson Greatbatch Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation;

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditor and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2005

/s/ Edward F. Voboril
Edward F. Voboril
Chairman of the Board, President and
Chief Executive Officer

---

**Exhibit 31.2**

**CERTIFICATION**

I, Lawrence P. Reinhold, certify that:

1. I have reviewed this report on Form 10-K for the fiscal year ended December 31, 2004 of Wilson Greatbatch Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation;

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditor and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2005

/s/ Lawrence P. Reinhold
Lawrence P. Reinhold
Executive Vice President and
Chief Financial Officer

# INVESTOR INFORMATION

TRANSFER AGENT AND REGISTRAR:
Please direct questions about address changes, stock transfers, lost or stolen certificates, and any other account questions to:

Mellon Investor Services
Eleventh Floor
111 Founders Plaza
East Hartford, CT 06108
860-282-3509

INDEPENDENT AUDITORS:
Deloitte & Touche LLP, Buffalo, NY

ANNUAL MEETING OF SHAREHOLDERS:
The Annual Meeting will be held on
Tuesday, May 24, 2005 at 10:00 a.m.
Samuel's Grande Manor
8750 Main Street
Williamsville, NY 14221

CORPORATE HEADQUARTERS:
9645 Wehrle Drive
Clarence, NY 14031
716-759-5600

INVESTOR INFORMATION:
Shareholders, securities analysts, and investors seeking more information about the Company can access the following information via the internet at www.greatbatch.com

- news releases and significant company events
- Form 10-K Annual and Form 10-Q Quarterly Reports and Form 8-K Disclosures to the Securities and Exchange Committee describing WGT's business and financial condition.

The information above may also be obtained upon request from the Investor Relations Department, 9645 Wehrle Drive, Clarence, NY 14031.

STOCK EXCHANGE LISTING:
New York Stock Exchange (Stock Symbol: GB)
Wilson Greatbatch Technologies, Inc. submitted the annual CEO certification for 2003 to the NYSE and reported no violations of the NYSE listing standards.

Price Range of WGT Stock

| | 2004 | | 2003 | |
|---|---|---|---|---|
| Fiscal Qtr. | High | Low | High | Low |
| First | $45.15 | $34.60 | $29.77 | $23.50 |
| Second | $37.42 | $23.10 | $37.25 | $26.55 |
| Third | $27.10 | $14.41 | $40.30 | $35.37 |
| Fourth | $22.94 | $15.30 | $43.05 | $35.60 |

WILSON

GREATBATCH

TECHNOLOGIES, INC.

9645 Wehrle Drive

Clarence, New York 14031

716.759.5600

www.greatbatch.com

Printed in U.S.A.